As filed with the Securities and Exchange Commission on April 13, 2009

Registration Nos.: 333-______; 811-03972

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     (X)

and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940

Amendment No. 46     (X)

FUTUREFUNDS SERIES ACCOUNT
(Exact name of Registrant)
GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Name of Depositor)
8515 East Orchard Road
Greenwood Village, Colorado 80111
(Address of Depositor's Principal Executive Officers) (Zip Code)

Depositor's Telephone Number, including Area Code:
(800) 537-2033

Beverly A. Byrne, Esq.

Chief Compliance Officer and Chief Legal Counsel, Financial Services
Great-West Life & Annuity Insurance Company
8515 East Orchard Road
Greenwood Village, Colorado 80111
(Name and Address of Agent for Service)

Copy to:
Ann B. Furman, Esq.
Jorden Burt LLP
1025 Thomas Jefferson Street, N.W., Suite 400 East
Washington, D.C. 20007-5208

Approximate Date of Proposed Public Offering: As soon as practicable after the registration statement becomes effective.

Title of securities being registered: variable portion of group flexible premium deferred fixed and variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

FutureFunds Select

A Group Fixed and Variable Deferred Annuity Contract

Issued by

FutureFunds Series Account

of Great-West Life & Annuity Insurance Company

Distributed by

GWFS Equities, Inc.

8515 East Orchard Road, Greenwood Village, Colorado 80111

(800) 701-8255

Overview

This Prospectus describes FutureFunds Select, a group flexible premium deferred fixed and variable annuity contract (“Contract”) designed to provide a retirement program that qualifies for special federal income tax treatment under various sections of the Internal Revenue Code of 1986, as amended (the “Code”). The Contract provides a variable annuity insurance contract that includes investment divisions (“Variable Accounts”) of FutureFunds Series Account (the “Series Account”), the value of which is based on the investment performance of the corresponding mutual funds (“Eligible Funds”) you select, as listed below. GWFS Equities, Inc. (“GWFS”) is the principal underwriter and distributor of the Contracts. Great-West Life & Annuity Insurance Company (“we,” “us” or “Great-West”) issues Contracts in connection with:

•	pension or profit-sharing plans described in Code section 401(a) (“401(a) plans”);
•	cash or deferred profit sharing plans described in Code section 401(k) (“401(k) plans”);
•	tax-sheltered or tax-deferred annuities described in Code section 403(b) (“403(b) plans”);
•	deferred compensation plans described in Code section 457(b) or (f) (“457(b) or (f) plans”);
•	qualified governmental excess benefit plans described in Code section 415(m) (“415(m) plans”); and
•	nonqualified deferred compensation plans (“NQDC plans”).

PARTICIPATION IN THE CONTRACT

You may be eligible to participate in the Contract if you participate in one of the plans described above. The owner of a Contract will be an employer, plan trustee, certain employer or employee associations, as applicable (“Contractholder”). Great-West will establish a Participant account (“Participant Account”) in your name. This Participant Account will reflect the dollar value of the Contributions made on your behalf.

PAYMENT OPTIONS

The Contract offers you a variety of annuity payment options. You can select from options that provide for fixed payments, variable payments or a combination of both. If you select a variable payment option, your payments will reflect the investment experience of the Variable Account(s) you select. Income can be guaranteed for your lifetime and/or your spouse’s lifetime or for a specified period of time, depending on (1) the options made available under the terms of your Plan and the Contract, and (2) your needs and circumstances.

ALLOCATING YOUR MONEY

You can allocate your Contributions among several Variable Accounts of the Series Account. Each Variable Account invests all of its assets in one of the corresponding mutual funds Eligible Funds. Following is a list of each Eligible Fund:

Alger American MidCap Growth – Class O

American Century® Equity Income – Investor Class

American Century® Income & Growth – Investor Class

American Funds Growth Fund of America – Class R3

Artisan International

Columbia Asset Allocation Fund, Variable Series – Class A

Columbia Mid Cap Value Fund – Class R

Davis New York Venture Fund – Class R

Federated Capital Appreciation - Class A

Fidelity VIP Contrafund® - Initial Class

Fidelity VIP Growth – Initial Class

Franklin Small-Mid Cap Growth – Class A

Janus Aspen Worldwide - Institutional Shares

Janus Fund

Janus Twenty

Janus Worldwide

Maxim Ariel MidCap Value

Maxim Ariel Small-Cap Value

Maxim Bond Index

Maxim Bernstein International Equity

Maxim Index 600

Maxim Invesco ADR

Maxim Loomis Sayles Bond

Maxim Loomis Sayles Small-Cap Value

Maxim Money Market

Maxim Stock Index

Maxim T. Rowe Price Equity-Income

Maxim T. Rowe Price MidCap Growth

Maxim U.S. Government Securities

Maxim Aggressive Profile I

Maxim Conservative Profile I

Maxim Moderate Profile I

Maxim Moderately Aggressive Profile I

Maxim Moderately Conservative Profile I

Oppenheimer Capital Appreciation -Class A

Oppenheimer Global – Class A

PIMCO Total Return - Administrative Class

Pioneer Equity Income VCT Portfolio - Class II

Putnam High Yield Advantage Fund – Class R

Putnam International Capital Opportunities Fund – Class R

RidgeWorth Small Cap Growth Stock – Class I

Royce Total Return Fund – Class K

RS Emerging Growth Fund

Van Kampen American Value Fund – Class R

Van Kampen Comstock Fund – Class R

You may also allocate your money to a “Fixed Account” option where you can earn a fixed rate of return on your investment set by Great-West in its sole discretion. Your interest in Fixed Account(s) is not considered a security and is not subject to review by the Securities and Exchange Commission (the “SEC”).

The Variable Account(s) and the Fixed Account(s) available to you will depend on the terms of the Contract. Please consult with the Contractholder and/or the Contract for more information. We offer other variable annuity contracts supported by the Series Account that have different charges and contract features.

This Prospectus presents important information you should read before participating in the Contract. Please read it carefully and retain it for future reference. You can find more detailed information pertaining to the Contract in the Statement of Additional Information (the “SAI”) dated [Month/Day], 2009, which has been filed with the SEC. The SAI is incorporated by reference as a matter of law into this Prospectus, which means that it is legally a part of this Prospectus. Its table of contents may be found on the last page of this Prospectus. The SAI may be obtained without charge by contacting Great-West at its Administrative Offices or by calling (800) 701-8255. You may also obtain the Prospectus, material incorporated by reference, and other information regarding Great-West by visiting the SEC’s Web site at http://www.sec.gov.

This Prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. No dealer, salesperson or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied on.

The Contract is not available in all states.

The date of this prospectus is [Month/Day], 2009

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Page

Definitions
Fee Tables
Condensed Financial Information
Financial Statements
Great-West Life & Annuity Insurance Company
FutureFunds Series Account
Investments of the Series Account
The Contracts
Accumulation Period
Participant Enrollment Form and Initial Contribution
Subsequent Contributions
Transaction Date
Participant Account Value
Making Transfers Under the Contract
Requesting Transfers
Market Timing & Excessive Trading
Automatic Custom Transfer
Loans
Total and Partial Withdrawals
Making a Withdrawal for Transfers to Other Companies Under the Plan
Making a Withdrawal for Transfers to Other Plans
Transfers From a Governmental Plan for the Purchase of Permissive Service Credits
Contact Termination
Contract Termination Due to Plan Termination
Charges and Deductions
Lump Sum Payment Option
Periodic Payment Options
Annuity Payment Options
Federal Tax Consequences
Voting Rights
Distribution of the Contracts
State Regulation
Restrictions under the Texas Optional Retirement Program
Reports
Rights Reserved by Great-West
Adding and Discontinuing Investment Options
Substitution of Investments
Legal Matters
Available Information
Appendix A, Calculation of the Net Investment Factor

Definitions

Accumulation Period: The period between the effective date of your participation in the Contract and the Annuity Commencement Date.

Accumulation Unit: The accounting measure described in the Contract and used by Great-West to determine your Variable Account Value during the Accumulation Period.

Administrative Offices: The Administrative Offices of Great-West are located at 8515 E. Orchard Rd., Greenwood Village, Colorado 80111.

Alternate Payee: Any spouse, former spouse, child or other dependent of a Participant who is recognized by a Qualified Domestic Relations Order as having a right to receive all or a portion of the benefit payable under a Plan with respect to such Participant.

Annuity Commencement Date: The date annuity payments begin under an annuity payment option.

Code: The Internal Revenue Code of 1986, as amended from time to time, or any future United States Internal Revenue law that replaces the Internal Revenue Code of 1986. References herein to specific section numbers shall be deemed to include Treasury regulations and Internal Revenue Service guidance thereunder, and to corresponding provisions of any future Internal Revenue law that replaces the Internal Revenue Code of 1986.

Contract: An agreement between Great-West and the Contractholder providing a fixed and/or variable deferred annuity issued in connection with certain retirement plans.

Contractholder: Depending on the type of plan and the employer’s involvement, the Contractholder will be an employer, plan trustee, certain employer associations or employee associations.

Contribution(s): Purchase payments, eligible rollovers, transfers, payroll deductions and other amounts received by Great-West under the Contract on your behalf and allocated to a Participant Account.

Distribution(s): amounts paid out of the group annuity contract pursuant to the terms of the plans.

Eligible Fund: A mutual fund, unit investment trust or other investment portfolio in which a Variable Account invests all of its assets.

Fixed Account(s): One or more accounts within the General Account that provides a rate of return into which Contributions may be allocated or the Participant Account Value may be Transferred. Please see your Contract for the available Fixed Accounts. Your interests in the Fixed Account(s) are not securities and are not subject to review by the SEC.

Fixed Account Value: The sum of your interest in the Fixed Account(s).

General Account: Great-West’s assets other than those held in any segregated investment account or the Series Account.

Participant: The person who is eligible to and elects to participate in the Contract; sometimes referred to as “you,” “your” or “yours” in this Prospectus.

Participant Account: A separate record in the name of each Participant which reflects his or her share in the Variable Accounts and Fixed Accounts.

Participant Account Value: The total value of your interest under the Contract. It is the total of your Fixed Account Values and Variable Account Values credited to the Participant Account.

Payee: A person entitled to receive all or a portion of the value of the Participant Account.

Plan: The underlying plan document of the Contractholder written in accordance with the applicable sections of the Code. For purposes of Code Section 403(b) annuity programs that do not have a plan document, Plan, when used herein, will mean the provisions and/or rules of the Contractholder’s 403(b) annuity program.

Premium Tax: The amount of tax, if any, charged by a state or other governmental authority.

Qualified Domestic Relations Order: A domestic relations order that creates or recognizes the existence of an Alternate Payee’s right to, or assigns to an Alternate Payee the right to receive all or a portion of the benefits payable with respect to a Participant and that complies with the requirements of the Code and the Employee Retirement Income Security Act of 1972, as amended (“ERISA”), if applicable, and is approved by the Plan.

Request: An inquiry or instruction in a form satisfactory to Great-West. A valid Request must be: (1) received by Great-West at its Administrative Offices; (2) approved by the Contractholder, or the Contractholder’s designee; and (3) submitted in accordance with the provisions of the Contract, or as required by Great-West.

Restorations: A type of Start-Up Cost incurred by us when we agree to restore any back-end load charges, market value adjustments, or other investment charges deducted from plan assets under a prior investment option.

Series Account: FutureFunds Series Account, a segregated investment account established by Great-West into which Contributions may be invested or the Participant Account Value may be Transferred. The Series Account is registered as a unit investment trust under the Investment Company Act of 1940 and consists of the individual Variable Accounts.

Start-Up Costs: The amounts incurred by Great-West in acquiring and implementing the plan, which may include but are not limited to restorations, commissions or other costs.

Transfer: When you move all or a portion of your Participant Account Value from one Variable Account, Fixed Account or provider to another.

Valuation Date: The date on which the net asset value of each Variable Account is determined. This calculation is made as of the close of business of the New York Stock Exchange (generally 4:00 p.m. ET). It is also the date on which Great-West will process any Contribution or Request received. Contributions and Requests received after the close of trading on the New York Stock Exchange (generally 4:00 p.m. ET) will be deemed to have been received on the next Valuation Date. Your Participant Account Value will be determined on each day that the New York Stock Exchange is open for trading. On the day after Thanksgiving, however, you can only submit transaction Requests by automated voice response unit, via the Internet or by an automated computer link. The day after Thanksgiving is a Valuation Date.

Valuation Period: The period between successive Valuation Dates.

Variable Account: Divisions of the Series Account, one for each Eligible Fund. Each Variable Account has its own Accumulation Unit value.

Variable Account Value: The sum of your interest in the Variable Accounts.

FEE TABLES

The following tables describe the fees and expenses that you, as a Participant, will pay under the Contract. The first table describes the fees and expenses that you will pay at the time you allocate Contributions, surrender or transfer cash value between investment options. State Premium Tax may also be deducted.

PARTICIPANT TRANSACTION EXPENSES1

Sales Load Imposed on Purchases	None
Deferred Sales Load	None
Contract Termination Charge (as a percentage of Start-Up Costs, if applicable)	0.00% - 100.00%[2]
Transfer Fee	None
Premium Tax Charges	0.00% - 3.5%[3]

The next table describes the fees and expenses that you will pay periodically during the time that you are a Participant under the Contract, not including Eligible Fund fees and expenses.

Maximum Annual Contract Maintenance Charge	$100.00

SERIES ACCOUNT ANNUAL EXPENSES (as a percentage of average Variable Account Value)

Maximum Daily Variable Asset Charge (“VAC”) Deduction[4]	1.25%
Total Series Account Annual Expenses	1.25%

The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you are a Participant under the Contract. More detail concerning each Eligible Fund's fees and expenses is contained in the prospectus for each Eligible Fund.

TOTAL ANNUAL ELIGIBLE FUND OPERATING EXPENSES	Minimum	Maximum

(expenses that are deducted from Eligible Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)[5]	[0.46%	1.72%6]

THE ABOVE EXPENSES FOR THE ELIGIBLE FUNDS WERE PROVIDED BY THE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION

_________________________

1  In addition to the listed transaction expenses, each of which are described in more detail in this prospectus and the Contract, one or more of the Eligible Funds may impose special transaction fees, such as redemption fees, based on Participant activity. In the event an Eligible Fund imposes such a fee, that fee will be deducted from the Participant Account Value. The Eligible Funds’ prospectuses describe these fees and deductions.

2Upon termination of the Contract by the Contractholder, a Contract Termination Charge may apply, which is a percentage of the original Start-Up Costs based on a schedule that declines over a period of time and is mutually agreed upon by the Contractholder and Great-West. Depending on the terms of the plan, the Contract Termination Charge may be paid for by the Contractholder or pro rated across Participant Accounts. For more information about the Contract Termination Charge, please see “Contract Termination Charge” on page __.

3A premium tax charge may apply upon full surrender, death or annuitization.

4The VAC is deducted from each Variable Account’s Accumulation Unit value on each Valuation Date in accordance with the Net Investment Factor formula described in Appendix A. Please see “Charges and Deductions: Variable Asset Charge Deduction” on page __ for more information.

5Five of the Eligible Funds, the Maxim Profile Portfolios, are "fund of funds" that invest substantially all of their assets in shares of other Maxim Series Fund Portfolios and portfolios in the same group of investment companies as the Maxim Series Fund. Because of this, the Maxim Profile Portfolios also bear their pro rata share of the operating expenses of the underlying Maxim Portfolios. The above minimum and maximum expenses include fees and expenses incurred indirectly by the Maxim Profile Portfolios as a result of their investment in shares of one or more underlying Maxim Portfolio.

6The expenses shown are based, in part, on estimated amounts for the current fiscal year, and do not reflect any fee waiver or expense reimbursement.  The advisers and/or other service providers of certain Eligible Funds have agreed to reduce their fees and/or reimburse the Eligible Fund's expenses in order to keep the Eligible Fund's expenses below specified limits.  The expenses of certain Eligible Funds are reduced by contractual fee reduction and expense reimbursement arrangements.  Other Eligible Funds have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. Each fee reduction and/or expense reimbursement arrangement is not reflected above, but is described in the relevant Eligible Fund's prospectus.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include a Participant’s transaction expenses, contract fees, variable account annual expenses, and Eligible Fund fees and expenses.

The Example assumes that you invest $10,000 under the Contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the maximum fees and expenses of any of the Eligible Funds. In addition, this Example assumes no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. This Example also does not take into consideration any fee waiver or expense reimbursement arrangements of the Eligible Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

[$899	$1,514	$2,153	$3,324]

(2) If you annuitize your contract OR if you do not surrender your contract at the end of the applicable time period:

1 year	3 years	5 years	10 years

[$299	$914	$1,553	$3,324]

The examples do not show the effect of premium taxes. Premium taxes (ranging from 0% to 3.5%) are deducted upon full surrender, death or annuitization. The examples also do not include any of the taxes or penalties you may be required to pay if you withdraw all or part of your Participant Account Value.

The Fee Tables and Example should not be considered a representation of past or future expenses and charges of the Eligible Funds. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the Example is not an estimate or a guarantee of future investment performance.

CONDENSED FINANCIAL INFORMATION

Because the class of Accumulation Units available in the Contract was not offered before the date of this prospectus, we did not have and therefore could not include Accumulation Unit values as of December 31, 2008.

FINANCIAL STATEMENTS

The SAI contains our financial statements and those of the Series Account.

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

Great-West is a stock life insurance company originally organized under the laws of the state of Kansas as the National Interment Association. Its name was changed to Ranger National Life Insurance Company in 1963 and to Insuramerica Corporation prior to changing to its current name in February of 1982. In September of 1990, Great-West redomesticated and is now organized under the laws of the state of Colorado.

Great-West is authorized to engage in the sale of life insurance, accident and health insurance and annuities. It is qualified to do business in Puerto Rico, the District of Columbia, the U.S. Virgin Islands, Guam and 49 states in the United States.

Great-West is an indirect wholly owned subsidiary of Great-West Lifeco, Inc., a holding company. Great-West Lifeco, Inc. is in turn a subsidiary of Power Financial Corporation, a financial services company. Power Corporation of Canada, a holding and management company, has voting control of Power Financial Corporation. Mr. Paul Desmarais, through a group of private holding companies that he controls, has voting control of Power Corporation of Canada.

Great-West has primary responsibility for administration of the Contract and the Series Account. Its Administrative Offices are located at 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

FUTUREFUNDS SERIES ACCOUNT

Great-West originally established the Series Account under Kansas law on November 15, 1983. The Series Account now exists and is governed pursuant to Colorado law as a result of our redomestication. The Series Account consists of Variable Accounts and is registered with the SEC under the Investment Company Act of 1940, as a unit investment trust. This registration does not involve supervision of the Series Account or Great-West by the SEC.

We do not guarantee the investment performance of the Variable Accounts. The portion of your Participant Account Value allocated to the Variable Accounts and the amount of periodic payments depend on the investment performance of the Eligible Funds. Thus, you bear the full investment risk for all Contributions allocated to the Variable Accounts.

The Series Account and its Variable Accounts are administered and accounted for as part of Great-West’s general business. However, the income, gains or losses of each Variable Account are credited to or charged against the assets held in that Variable Account, without regard to other income, gains or losses of any other Variable Account and without regard to any other business Great-West may conduct. Under Colorado law, the assets of the Series Account are not chargeable with liabilities arising out of any other business Great-West may conduct. Nevertheless, all obligations arising under the Contract and other contracts issued by us that are supported by the Series Account are generally corporate obligations of Great-West.

The Series Account currently has several Variable Accounts available for allocation of Contributions. Each Variable Account invests in shares of an Eligible Fund each having a specific investment objective. If Great-West decides to make additional Variable Accounts available to Contractholders, Great-West may or may not make them available to you based on our assessment of marketing needs and investment conditions.

INVESTMENTS OF THE SERIES ACCOUNT

The Eligible Funds

Some Variable Accounts may not be available under your Contract because the Contractholder may decide to offer only a select number of Eligible Funds and the accompanying Variable Accounts under its Plan. Please consult with your Contractholder or employer, as the case may be, or a GWFS authorized representative for more information concerning the availability of Variable Accounts under your Contract.

Each Variable Account invests in an Eligible Fund, which is a separate mutual fund having its own investment objectives and policies and is registered with the SEC as an open-end management investment company or portfolio thereof. The SEC does not supervise the management or the investment practices and policies of any of the Eligible Funds.

Insurance-Dedicated Eligible Funds. Many of the Eligible Funds described in this prospectus are available only to insurance companies for their variable contracts. Such Eligible Funds are often referred to as “insurance dedicated funds,” and are used for “mixed” and “shared” funding. “Mixed funding” occurs when shares of an Eligible Fund, which the Variable Accounts buy for the Contract, are bought for variable life insurance policies issued by us or other insurance companies. “Shared funding” occurs when shares of an Eligible Fund, which the Variable Accounts buy for the Contract, are also bought by other insurance companies for their variable annuity contract.

Some of the Insurance-Dedicated Eligible Funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the Eligible Funds may be similar to, and may in fact be modeled after publicly traded mutual funds, you should understand that the Eligible Funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding Eligible Funds may differ substantially.

Public Eligible Funds. Twenty of the Eligible Funds, which the Variable Accounts buy for the Contract, are also available to the general public. Variable Accounts investing in the following public Eligible Funds are not available for non-qualified Plans sponsored by a taxable employer:

•	American Century Equity Income Fund (Investor Class)
•	American Century Income & Growth Fund (Investor Class)
•	American Funds Growth Fund of America (Class R3)
•	Artisan International Fund (Investor Class)
•	Columbia Mid Cap Value Fund (Class R)
•	Davis New York Venture Fund (Class R)
•	Federated Capital Appreciation Fund (Class A)
•	Franklin Small-Mid Cap Growth Fund (Class A)
•	Janus Twenty Fund
•	Janus Worldwide Fund
•	Janus Fund
•	Oppenheimer Capital Appreciation Fund (Class A)
•	Oppenheimer Global Fund (Class A)
•	PIMCO Total Return Fund (Administrative Class)
•	Putnam High Yield Advantage Fund (Class R)
•	Royce Total Return Fund (Class K)
•	RS Emerging Growth Fund
•	STI Classic Small Cap Growth Stock Fund (Class I)
•	Van Kampen American Value Fund (Class R)
•	Van Kampen Comstock Fund (Class R)

Some of the Eligible Funds’ investment advisers or administrators may compensate us for providing administrative services in connection with the Eligible Funds or cost savings experienced by the investment advisers or administrators of the Eligible Funds. Such compensation is typically based on an annual percentage of Series Account average net assets held in that Eligible Fund by us. The percentage paid may vary from one Eligible Fund company to another and generally may range up to 0.50% annually of net Series Account assets invested in the Eligible Fund. For certain Eligible Funds, some of this compensation may be paid out of Rule 12b-1 fees (ranging up to 0.50% annually of net Series Account assets in the Eligible Fund) that are deducted from Eligible Fund assets for providing distribution services related to shares of Eligible Funds offered in connection with a Rule 12b-1 plan. Any such fees deducted form Eligible Fund assets are disclosed in the Eligible Fund prospectuses. If GWFS receives 12b-12b-1 fees, combined compensation to GWFS and us for administration related services generally ranges up to 0.75% annually of Series Account assets invested in an Eligible Fund.

The following sets forth the investment objective of each Eligible Fund and summarizes its principal investment strategy. There is no assurance that any of the Eligible Funds will achieve their respective objectives.

Maxim Series Fund, Inc.

Maxim Money Market Portfolio seeks as high a level of current income as is consistent with the preservation of capital and liquidity. Investment in the Maxim Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in this portfolio.The portfolio seeks to meet this objective by investing in short-term securities that are issued or guaranteed by the U.S. Government or its agencies or instrumentalities, including U.S. Treasury obligations, backed by the full faith and credit of the U.S. Government, and securities of agencies of the U.S. Government including, but not limited to, the Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and the Federal Home Loan Bank that carry no government guarantees. The portfolio also invests in high-quality, short term debt securities. These securities will have a rating in one of the two highest rating categories for short-term debt obligations by at least one nationally recognized statistical rating organization such as Moody’s Investor Services, Inc. or Standard & Poor’s Corporation (or unrated securities of comparable quality). The portfolio invests in securities which are only denominated in U.S. dollars and securities with a weighted average maturity of less than 90 days.

Maxim Bond Index Portfolio seeks investment results, before fees, that track the total return of the debt securities that comprise the Barclays Capital Aggregate Bond Index (the “Barclays Capital Index”). The portfolio uses a sampling technique designed to give the portfolio the relevant comparable attributes of the Barclays Capital Index. This may be accomplished through a combination of debt securities ownership and owning futures contracts on the Barclays Capital Index and options on futures contracts.

Maxim Loomis Sayles Bond Portfolio seeks high total investment return through a combination of current income and capital appreciation. Under normal circumstances, this portfolio will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed income securities. The portfolio focuses on good relative value based on the credit outlook of the issuer, good structural fit within the objectives and constraints of the portfolio, and maximum total return potential. It may invest up to 20% in preferred stocks, convertible preferred stocks or foreign securities (however, securities of Canadian issuers and securities issued by supranational agencies (e.g., the World Bank) are not subject to this 20% limitation) and up to 35% in below investment grade quality (“high yield/high risk” or “junk”) bonds.

Maxim U.S. Government Securities Portfolio seeks the highest level of return consistent with preservation of capital and substantial credit protection. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in mortgage related securities that have been issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities. The portfolio may invest in private mortgage pass-through securities and collateralized mortgage obligations (CMOs). CMOs may be issued by private issuers and collateralized by securities issued or guaranteed by (i) the U.S. Government, (ii) agencies or instrumentalities of the U.S. Government, or (iii) private originators. The portfolio may also invest up to 20% of its net assets in dollar rolls and/or mortgage dollar rolls. In a mortgage dollar roll transaction, the portfolio sells a mortgage-backed security to another party and agrees to buy a substantially similar security from the same party at a set price at a specified later date. Dollar rolls and mortgage dollar rolls involve the risk that the market value of the securities that the portfolio is committed to buy may decline below the price of the securities the portfolio has sold. The portfolio may also invest in commercial mortgage-backed securities, asset-backed securities, and corporate bonds. The portfolio focuses on relative value of the security by analyzing the current and expected level of interest rates, and current and historical asset yields versus treasury yields.

Maxim Ariel Small-Cap Value Portfolio seeks long-term capital appreciation. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers classified in the small or medium/small capitalization quintiles of the Russell 3000® Index at the time of purchase. This portfolio will emphasize small companies that are believed to be undervalued but demonstrate a strong potential for growth. The portfolio actively seeks investments in companies that achieve excellence in both financial return and environmental soundness, selecting issuers that take positive steps toward preserving the environment and avoiding companies with a poor environmental record. The portfolio will not invest in issuers primarily engaged in the manufacture of tobacco, handguns, the production of nuclear energy, or the manufacture of equipment to produce nuclear energy.

Maxim Loomis Sayles Small-Cap Value Portfolio seeks long-term capital growth. Under normal circumstances, this portfolio will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies with market capitalizations that fall within the capitalization range of the Russell 2000® Index, an index that tracks stocks of 2000 of the smallest U.S. companies in the Russell 3000® Index. The portfolio seeks to build a core small-cap portfolio of common stocks of solid growth companies that the portfolio’s manager believes are under-valued in the market and opportunistically invests in companies that have experienced significant business problems but which are believed to have favorable prospects for recovery.

Maxim Index 600 Portfolio seeks investment results, before fees, that track the total return of the common stocks that comprise the S&P Small-Cap 600 Stock Index.1 The portfolio seeks to own the securities contained in the Benchmark Index in as close as possible a proportion as each stock’s weight in the Benchmark Index. This may be accomplished through ownership of all stocks in the Benchmark Index and/or through a combination of stock ownership and owning futures contracts on the Benchmark Index and options on futures contracts, and Exchange Traded Funds that seek to track the Benchmark Index.

Maxim Stock Index Portfolio seeks investment results, before fees, that track the total return of the common stocks that comprise Standard & Poor’s (S&P) 500 Composite Stock Price Index and the S&P MidCap Index, weighted according to their respective pro-rata share of the market.1 The portfolio seeks to own the securities contained in the Benchmark Indexes in as close as possible a proportion as each stock’s weight in the Benchmark Indexes. This may be accomplished through ownership of all stocks in the Benchmark Indexes and/or through a combination of stock ownership and owning futures contracts on the Benchmark Indexes and options on futures contracts, and Exchange Traded Funds that seek to track the Benchmark Indexes.

Maxim T. Rowe Price Equity/Income Portfolio seeks substantial dividend income and also long-term capital appreciation. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. The portfolio emphasizes companies with favorable prospects for increasing dividend income and, secondarily, capital appreciation. The portfolio may also invest up to 25% of its assets in foreign securities. The portfolio seeks to invest in companies which have some of the following characteristics: established operating histories; above-average current dividend yield relative to the S&P 500 Index; sound balance sheets and other financial characteristics; low price/earnings ratio relative to the S&P 500 Index; low stock price relative to a company’s underlying value as measured by assets, cash flow or business franchises. In pursuing its investment objective, the portfolio’s manager has the discretion to purchase some securities that do not meet its normal criteria, as described above, when it perceives an unusual opportunity for gain. These special situations might arise when the portfolio’s manager believes a security could increase in value for a variety of reasons including a change in management, an extraordinary corporate event, or a temporary imbalance in the supply or demand for the securities. While most assets will be invested in U.S. common stock, other securities may also be purchased, including futures and options, in keeping with the portfolio’s objectives. The portfolio may also invest in fixed income securities without regard to quality, maturity, or rating, including up to 10% in non-investment grade fixed income securities. The portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Maxim Ariel MidCap Value Portfolio seeks long-term capital appreciation. Under normal circumstances, this portfolio will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers classified in the medium/small, medium, or medium/large capitalization quintiles of the Russell 3000 Index at the time of purchase. The portfolio will emphasize issuers that are believed to be undervalued but demonstrate a strong potential for growth. The portfolio actively seeks investments in companies that achieve excellence in both financial return and environmental soundness, selecting issuers that take positive steps toward preserving the environment and avoiding companies with a poor environmental record. The portfolio will not invest in issuers primarily engaged in the manufacture of tobacco, handguns, the production of nuclear energy or the manufacture of equipment to produce nuclear energy.

Maxim T. Rowe Price MidCap Growth Portfolio seeks long-term capital appreciation. Under normal circumstances, this portfolio will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the securities of issuers whose market capitalization fall within the range of companies included in the S&P MidCap 400 Index or the Russell Midcap® Growth Index, emphasizing companies whose earnings are expected to grow at a faster rate than the average mid-cap company. The market capitalization of the companies in the portfolio, the S&P MidCap 400 Index, and the Russell Midcap® Growth Index will change over time, and the portfolio will not automatically sell or cease to purchase a stock of a company it already owns just

_________________________

1  Standard & Poor’s, S&P 500 Composite Index, S&P Mid-Cap Index, S&P Small-Cap 600 Stock Index, S&P/BARRA Value Index and S&P/BARRA Growth Index are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Maxim Series Fund, Inc. and Great-West Life & Annuity Insurance Company. The Eligible Funds that track those indices are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of using any index.

because the company’s market capitalization grows or falls outside of the index ranges. The portfolio has the flexibility to purchase some larger and smaller companies that have qualities consistent with its core characteristics and may on occasion purchase a stock whose market capitalization is outside of the capitalization range of mid-cap companies. The portfolio may also invest up to 25% of its total net assets in foreign securities. In pursuing its investment objective, the portfolio’s manager has the discretion to purchase some securities that do not meet its normal criteria, as described above, when it perceives an unusual opportunity for gain. These special situations might arise when the portfolio’s manager believes a security could increase in value for a variety of reasons including a change in management, an extraordinary corporate event, or a temporary imbalance in the supply or demand for the securities. While most assets will be invested in U.S. common stock, other securities may also be purchased, including futures and options, in keeping with the portfolio’s objectives. The portfolio may also invest in fixed-income securities without regard to quality, maturity, or rating, including up to 10% in non-investment grade fixed income securities. The portfolio may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into more promising opportunities.

Maxim Invesco ADR Portfolio seeks a high total return through capital appreciation and current income, while reducing risk through diversification. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in foreign securities that are issued in the form of American Depositary Receipts ("ADRs") or foreign stocks that are registered with the SEC and traded in the U.S. The portfolio will select stocks from approximately 2,200 large and medium-sized capitalization companies, with a minimum market capitalization of $1 billion. The portfolio analyzes potential investments through an investment model which compares stock price to measures such as book value, historical return on equity, company’s ability to reinvest capital, dividends, and dividend growth.

Maxim Bernstein International Equity Portfolio seeks long-term capital growth. Under normal circumstances, this portfolio invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in equity securities of companies located outside the U.S., including those in emerging markets. The portfolio will focus on the market price of a company’s securities relative to the company’s potential long-term earnings, asset value and cash flow potential. The company’s historical value measures including price/earnings ratio, profit margins and liquidation value will also be considered, but are not limiting factors.

Maxim Profile Portfolios

Each of the following five Profile Portfolios seeks to provide an asset allocation program designed to meet certain investment goals based on an investor’s risk tolerance.

Maxim Aggressive Profile I Portfolio seeks long-term capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize equity investments.

Maxim Moderately Aggressive Profile I Portfolio seeks long-term capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize equity investments, and, to a lesser degree, emphasize fixed income investments.

Maxim Moderate Profile I Portfolio seeks long-term capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, with a relatively equal emphasis on equity and fixed income investments.

Maxim Moderately Conservative Profile I Portfolio seeks capital appreciation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize fixed income investments, and to a lesser degree equity investments.

Maxim Conservative Profile I Portfolio seeks capital preservation primarily through investments in other mutual funds, including mutual funds that are not affiliated with Maxim Series Fund, that emphasize fixed income investments.

The Alger American Fund

Alger American MidCap Growth Portfolio (Class O) seeks long-term capital appreciation. This portfolio focuses on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests at least 80% of its net assets in the equity securities of companies that, at the time of purchase of the securities, have a market capitalization within the range of companies included in the Russell Midcap® Growth Index or the S&P MidCap 400 Index, updated quarterly.

Columbia Funds Variable Insurance Trust

Columbia Asset Allocation Fund, Variable Series (Class A) seeks high total investment return. The fund’s investment advisor allocates the fund’s assets among various classes of equity and debt securities, including: large capitalization (“large-cap”) growth stocks; large-cap value stocks; middle capitalization (“mid-cap”) growth stocks; mid-cap value stocks; small capitalization (“small-cap”) growth stocks; small-cap value stocks; real estate investment trusts (“REITs”); foreign stocks; investment grade bonds; and, non-investment grade bonds. Each asset class is managed by a separate portfolio manager or team with experience in investing in that particular class. The fund’s lead portfolio managers allocate the fund’s assets among the various asset classes. The lead portfolio managers adjust the number of asset classes, as well as the portfolio of the fund’s assets allocated to each asset class, from time to time, based on his assessment of such factors as relative attractiveness, valuation, fundamentals, quantitative analyses, economic and market expectations, and recommendations of the investment strategy group of the fund’s advisor. In selecting equity securities, the advisor favors stocks with long-term growth potential that are expected to outperform their peers over time. The advisor also forecasts the direction and degree of change in long-term interest rates to help in the selection of debt securities. Investment grade debt securities purchased by the fund will have one of the top four ratings assigned by Standard & Poor’s Rating Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”), or will be unrated securities determined by the advisor to be of comparable quality. When deemed appropriate by the advisor, however, the fund may invest up to 10% of its net assets in non-investment grade debt securities (also known as “junk bonds”). The fund keeps at least 25% of its total assets in fixed income investments, including debt securities and preferred stocks, at all times.

The fund may purchase derivative instruments, such as futures, options, swap contracts, and inverse floaters, to gain or reduce exposure to particular securities or segments of the bonds markets. Derivatives are financial instruments whose values depend on, or derived from, the value of an underlying security, index or currency. The fund may use derivatives for both hedging and non-hedging purposes, such as to adjust the fund’s sensitivity to changes in interest rates, or to offset a potential loss in one position by establishing an opposite position. The fund typically uses derivatives in an effort to achieve more efficiently economic exposures similar to those it could have achieved through the purchase and sale of fixed income securities. Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to investments of that kind. The fund may also invest up to 25% of its net assets in foreign securities and up to 10% of its net assets in REITs.

At times, the advisor may maintain cash positions for liquidity purposes, temporary defensive purposes, or to implement the fund’s active allocation strategy. The fund will sell a portfolio security when, as a result of changes in the economy, the advisor determines it is appropriate to revise the allocation of the fund’s assets. A security may also be sold as a result of an actual or expected deterioration in the performance of the security or in the financial condition of the issuer of the security. As part of its investment strategy, the fund may buy and sell securities frequently. This may result in higher transaction costs and produce capital gains and losses.

Fidelity Variable Insurance Products Funds

Fidelity VIP Growth Portfolio (Initial Class) seeks capital appreciation primarily by investing in common stocks. The portfolio normally invests its assets primarily in common stocks of companies that are believed to have above-average growth potential (stocks of these companies are often called ‘growth’ stocks). The portfolio may also invest in domestic and foreign issuers. The portfolio uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Fidelity VIP Contrafund® Portfolio (Initial Class) seeks long-term capital appreciation by investing primarily in common stocks. The portfolio normally invests its assets in securities of companies whose value is believed to be not fully recognized by the public. The portfolio may invest in domestic and foreign issuers and may also invest in either “growth” or “value” stocks or both. The portfolio uses fundamental analysis of each issuer’s financial condition and industry position and market and economic conditions to select investments.

Janus Aspen Series

Janus Aspen Worldwide Portfolio (Institutional Shares) (formerly Janus Aspen Worldwide Growth Portfolio (Institutional Shares)) seeks long-term growth of capital in a manner consistent with the preservation of capital. The portfolio invests in common stocks of companies of any size throughout the world. The portfolio normally invests in issuers from several different countries, including the United States. The portfolio may, under certain circumstances, invest in a single country. The portfolio may have significant exposure to emerging markets.

Pioneer Variable Contracts Trust

Pioneer Equity Income VCT Portfolio (Class II) seeks current income and long-term growth of capital from a portfolio consisting of primarily income producing equity securities of U.S. corporations. Normally, the portfolio invests at least 80% of its total assets in income producing securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks, exchange-traded funds (“ETFs”) that invest primarily in equity securities and equity securities in real estate investment trusts (“REITs”). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks. The remainder of the portfolio may invest up to 20% of its total assets in equity and debt securities of non-U.S. corporate issuers or government issuers. The portfolio will not invest more than 5% of its total assets in the securities of emerging market issuers. Investing in non-U.S. issuers may involve unique risks compared to investing in securities of U.S. issuers. These risks are more pronounced for issuers in emerging markets or to the extent the fund invests significantly in one region or country.

The following Eligible Funds are publicly offered mutual funds:

American Century Funds

American Century Equity Income Fund (Investor Class) seeks to provide current income. Capital appreciation is a secondary objective. The fund seeks to meet these objectives by investing in securities that the fund's managers believe have a favorable income-paying history that have prospects for dividend payments to continue or increase. The fund managers also look for securities of companies that they believe are undervalued and have the potential for an increase in price. The fund seeks to receive dividend payments that provide a yield that exceeds the yield of the stocks comprising the S&P 500 Index. Companies may be undervalued due to market declines, poor economic conditions, actual or anticipated bad news regarding the issuer or its industry, or because they have been overlooked by the market. To identify these companies, the fund managers look for companies with earnings, cash flows and/or assets that may not be reflected accurately in the companies' stock prices or may be outside the companies' historical ranges. The fund managers also look for companies whose dividend payments appear high when compared to the stock price. The fund managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep at least 85% of the fund's assets invested in income-paying securities and at least 80% of its assets in equity securities at all times.

American Century Income & Growth Fund (Investor Class) seeks to provide long-term capital growth. Income is a secondary objective. The fund seeks to meet these objectives by investing in common stocks primarily from the largest 1,500 publicly traded U.S. companies (measured by the value of their stock). This is determined by using a computer model that combines measures of a stock’s value, as well as measures of its growth potential. To measure value, the fund managers use ratios of stock price-to-book value and stock price-to-cash flow, among others. To measure growth, the fund managers use, among others, the rate of growth of a company’s earnings and changes in its earnings estimates. The fund managers’ goal is to create a fund that provides better returns than the Standard & Poor’s 500 Index, without taking on significant additional risk. The fund managers do not attempt to time the market. Instead, under normal market conditions, they intend to keep the fund essentially fully invested in stocks regardless of the movement of stock prices generally.

American Funds

American Funds Growth Fund of America (Class R3) seeks to provide growth of capital. The fund invests primarily in common stocks. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities. The fund may invest up to 15% of its assets in securities of issuers domiciled outside the United States and Canada and not included in Standard & Poor's 500 Composite Index. Investments outside the United States may be subject to certain risks. The fund may invest up to 10% of its assets in lower quality nonconvertible debt securities (rated Ba or below by Moody’s Investors Service and BB or below by Standard & Poor’s Corporation or unrated but determined to be of equivalent quality). The values of debt securities may be affected by changing interest rates and by changes in effective maturities and credit ratings of these securities. The fund's investment adviser attempts to reduce these risks through diversification of the portfolio and with ongoing credit analysis of each issuer, as well as by monitoring economic and legislative developments.

Artisan Funds, Inc.

Artisan International Fund (Investor Class) seeks maximum long-term capital growth. Under normal market conditions, this fund seeks to meet this objective by investing at least 65% of its net assets at market value in stocks of foreign companies, in a portfolio that is broadly diversified by country, industry and company.

Columbia Funds

Columbia Mid Cap Value Fund (Class R) seeks long-term capital appreciation. Under normal circumstances, the fund invests at least 80% of net assets in equity securities of U.S. companies that have market capitalizations in the range of the companies in the Russell Midcap® Value Index at the time of purchase, that the fund’s advisor believes are undervalued and have the potential for long-term growth. The fund may also invest in real estate investment trusts. The fund’s advisor combines fundamental and quantitative analysis with risk management in identifying value opportunities and constructing the fund’s portfolio. The fund’s advisor considers, among other factors: (1) businesses that are believed to be fundamentally sound and undervalued due to investor indifference, investor misperception of company prospects, or other factors; (2) various measures of valuation, including price-to-cash flow, price-to-earnings, price-to-sales, and price-to-book value (the funds advisor believes that companies with lower valuations are generally more likely to provide opportunities for capital appreciation); (3) a company’s current operating margins relative to its historic range and future potential; and (4) indicators of stock price appreciation, such as anticipated earnings growth, company restructuring, changes in management, business model changes, new product opportunities, or anticipated improvements in macroeconomic factors. The fund’s advisor may sell a security when the security’s price reaches a target set by the fund’s advisor; if the fund’s advisor believes that there is deterioration in the issuer’s financial circumstances or fundamental prospects, or that other investments are more attractive; or for other reasons.

Davis Funds

Davis New York Venture Fund (Class R) seeks long-term growth of capital. The fund invests the majority of it’s assets in equity securities issued by large companies with market capitalizations of at least $10 billion. The fund has the flexibility to invest a limited portion of its assets in companies of any size, to invest in companies whose shares may be subject to controversy, to invest in foreign securities, and to invest in non-equity securities. Davis Advisors conduct extensive research to identify well-managed companies with durable business models that can be purchased at attractive valuations relative to their intrinsic value.

Federated Equity Funds

Federated Capital Appreciation Fund (Class A) seeks to provide capital appreciation. Under normal market conditions, the fund invests primarily in common stock of companies with large and medium market capitalizations that offer superior growth prospects or of companies whose stock is undervalued.

Franklin Strategic Series Funds

Franklin Small-Mid Cap Growth Fund (Class A) seeks long-term capital growth. Under normal market conditions, the fund invests at least 80% of its net assets in equity securities of U.S. small cap and mid cap companies. Shareholders will be given 60 days' advance notice of any change to this policy. The fund considers mid cap companies to be companies with market cap values not exceeding $8.5 billion and small cap companies to be companies with market cap values not exceeding: (i) $1.5 billion; or (ii) the highest market cap value in the Russell 2000® Index; whichever is greater at the time of purchase. The Russell 2000® Index consists of 2,000 small companies that have publicly traded securities. Market capitalization is defined as share price multiplied by the number of common stock shares outstanding. In most instances, the fund manager intends to continue to hold an investment for further capital growth opportunities even if, through market appreciation, the company's market cap value exceeds the small or mid cap measures described above.

Janus Funds

Janus Fund seeks long-term growth of capital in a manner consistent with the preservation of capital. The fund invests primarily in common stocks selected for their growth potential. Although the fund may invest in companies of any size, it generally invests in larger, more established companies.

Janus Twenty Fund seeks long-term growth of capital. Under normal market conditions, it seeks to meet this objective by investing primarily in common stocks selected for their growth potential. The fund normally invests primarily in a core group of 20-30 common stocks selected for their growth potential.

Janus Worldwide Fund seeks long-term growth of capital in a manner consistent with the preservation of capital. The fund invests primarily in common stocks of companies of any size located throughout the world. The fund normally invests in issuers from several different countries, including the United States; however, the fund may, under unusual circumstances, invest in fewer than five countries or even a single country. The fund may have significant exposure to emerging markets.

Oppenheimer Funds

Oppenheimer Capital Appreciation Fund (Class A) seeks capital appreciation. Under normal market conditions, the fund invests mainly in common stocks of “growth companies.” These may be newer companies or established companies of any capitalization range that the investment adviser believes may appreciate in value over the long term.

Oppenheimer Global Fund (Class A) seeks capital appreciation. Under normal market conditions, the fund invests mainly in common stocks of U.S. and foreign companies. The fund can invest without limit in foreign securities and can invest in any country, including countries with developed or emerging markets. However, the fund currently emphasizes investments in developed markets such as the United States, Western Europe countries and Japan. The fund does not limit its investments to companies in a particular capitalization range, but currently focuses its investments in mid- and large-cap companies. The fund is not required to allocate its investments in any set percentages in any particular countries. As a fundamental policy, the fund normally will invest in at least three countries (one of which may be the United States). Typically, the fund invests in a number of different countries.

PIMCO Funds

PIMCO Total Return Fund (Administrative Class) seeks maximum total return, consistent with preservation of capital and prudent investment management. Under normal market conditions, the fund seeks to achieve its investment objective by investing at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. The average portfolio duration normally varies within a three- to six-year time frame based on the investment adviser’s forecast for interest rates.

Putnam Funds

Putnam High Yield Advantage Fund (Class R) seeks high current income. Capital growth is a secondary goal when consistent with achieving high current income. The fund invests mainly in bonds that: (1) are obligations of U.S. companies; (2) are below investment-grade in quality; and (3) have intermediate-to long-term maturities (three years or longer). Under normal circumstances, the fund invests at least 80% of the fund’s net assets in securities rated below investment grade.

Putnam International Capital Opportunities Fund (Class R) seeks long-term capital appreciation. The fund invests mainly in common stocks of companies outside of the United States that the fund believes have favorable investment potential. For example, the fund may purchase stocks of companies with stock prices that reflect a value lower than that which the fund places on the company. The fund also considers other factors it believes will cause the stock price to rise. The fund invests mainly in small and midsized companies, although the fund can invest in companies of any size. Although the fund emphasizes investments in developed countries, the fund may also invest in companies located in developing (also known as emerging) markets.

RidgeWorth Funds

RidgeWorth Small Cap Growth Stock Fund (Class I) seeks to provide long-term capital appreciation. The fund generally invests at least 80% of its net assets in U.S. traded equity securities of small cap companies. U.S. traded equity securities may include American Depository Receipts (“ADRs”). The fund’s adviser generally considers small cap companies to be companies with market capitalizations below $3 billion. The fund’s adviser will seek out securities it believes have strong business fundamentals, such as revenue growth, improving cash flows, increasing margins and positive earning trends.

Royce Funds

Royce Total Return Fund (Class K) seeks both long-term growth of capital and current income. The fund invests its assets primarily in the dividend-paying securities of small- and micro-cap companies. Of the more than 7,100 small- and micro-cap companies, more than 1,900 currently pay dividends. Investing in such securities may tend to stabilize the volatility inherent in the prices of small- and micro-cap securities. Normally, the fund invests at least 65% of its net assets in equity securities. At least 90% of these securities will produce dividend or interest income to the fund, and at least 65% will be issued by companies with stock market capitalizations up to $2.5 billion at the time of investment. Although the fund normally focuses on the securities of U.S. companies, it may invest up to 25% of its net assets in foreign securities.

RS Investment Trust

RS Emerging Growth Fund seeks capital appreciation. The fund normally invests at least 80% of its net assets in equity securities of companies that RS Investments believes have the potential for more rapid growth than the overall economy. Although the fund may invest without limit in companies of any size, it is likely, under current market conditions, that a substantial amount of the fund’s investments will be in companies with market capitalizations (at the time of purchase) of up to 120% of the market capitalization of the largest company included in the Russell 2000® Index on the last day of the most recent quarter (currently, approximately $10.2 billion, based on the size of the largest company on December 31, 2007). The fund may hold a substantial portion of its assets in cash and cash equivalents, although it will not necessarily do so.

Van Kampen Investments

Van Kampen American Value Fund (Class R) seeks to provide a high total return by investing in equity securities of small-to-medium-sized corporations. The fund’s investment adviser seeks to achieve the fund’s investment objective by investing primarily in a portfolio of equity securities of small-medium-sized U.S. corporations. The fund’s investment adviser seeks attractively valued companies experiencing a change that could have a positive impact on a company’s outlook. The fund emphasizes a value style of investing, seeking securities of companies that the fund’s investment adviser believes are undervalued. Portfolio securities are typically sold when the fund’s investment adviser no longer believes such securities are undervalued. Under normal market conditions, the fund invests at least 65% of its total assets in equity securities of small-medium-sized companies. The fund invests in equity securities including common and preferred stocks; investment grade convertible securities and equity-linked securities; and rights and warrants to purchase common stocks and other equity interests, such as partnership trust interests. The fund may invest up to 20% of its total assets in real estate investment trusts. The fund may invest up to 20% of its total assets in foreign securities. The fund may purchase and sell certain derivative instruments, such as options, future contracts, options on futures contracts and forward contracts, for various portfolio management purposes, including to earn income, to facilitate portfolio management and to mitigate risks.

Van Kampen Comstock Fund (Class R) seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. The fund emphasizes a value style of investing, seeking well-established, undervalued companies believed by the fund’s investment adviser to possess the potential for capital growth and income. The fund may invest up to 25% of its total assets in securities of foreign issuers. The fund may invest up to 10% of its total assets in real estate investment trusts (“REITs”). The fund may purchase and sell derivative instruments, such as options, futures contracts and options on futures contracts for various portfolio management purposes, including to earn income, to facilitate portfolio management and to mitigate risks.

Eligible Fund Investment Advisers

Alger American Fund is advised by Fred Alger Management, Inc., 111 Fifth Avenue, New York, New York 10003.

American Century Investor Class Equity Income Fund and American Century Income & Growth Fund are advised by American Century Investment Management, Inc., 4500 Main Street, Kansas City, Missouri 64111.

American Funds Growth Fund of America is advised by Capital Research and Management Company, 333 South Hope Street, Los Angeles, California 90071.

Artisan International Fund is advised by Artisan Partners Limited Partnership, 875 East Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202.

Columbia Funds Variable Investment Trust is advised by Columbia Management Advisors, Inc., One Financial Center, Boston, MA 02111.

Columbia Mid Cap Value Fund is advised by Columbia Management Advisors, LLC, 100 Federal Street, Boston, MA 02110.

Davis New York Venture Fund is advised by Davis Select Advisers, L.P., 2949 East Elvira Road, Suite 101, Tucson, Arizona 85706.

Federated Equity Funds are advised by Federated Equity Management Company of Pennsylvania, Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, Pennsylvania 15222.

Fidelity Variable Insurance Products Fund is advised by Fidelity Management & Research Company, 2 Devonshire Street, Boston Massachusetts 02109.

Franklin Small-Mid Cap Growth Fund is advised by Franklin Advisers, Inc., One Franklin Parkway, San Mateo, California 94403.

Janus Aspen Series is advised by Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado 80206.

Janus Worldwide Fund, Janus Fund and Janus Twenty Fund are advised by Janus Capital Management LLC, 151 Detroit Street, Denver, Colorado 80206.

Maxim Series Fund, Inc. is advised by GW Capital Management, LLC (doing business as Maxim Capital Management, LLC (“MCM”)), 8515 E. Orchard Road, Greenwood Village, Colorado 80111, a wholly owned subsidiary of Great-West.

Oppenheimer Funds are advised by OppenheimerFunds, Inc., Two World Financial Center, 225 Liberty Street, 11th Floor, New York, New York 10281.

PIMCO Funds are advised by Pacific Investment Management Company LLC, 840 Newport Center Drive, Newport Beach, California 92660.

Pioneer Variable Contracts Trust is advised by Pioneer Investment Management, Inc., 60 State Street, Boston, Massachusetts 02109.

Putnam High Yield Advantage Fund and Putnam International Capital Opportunities Fund are managed by Putnam Investment Management, LLC, One Post Office Square, Boston, MA 02109.

RidgeWorth Funds are managed by RidgeWorth Capital Management, Inc., 50 Hurt Plaza, Suite 1400, Atlanta, Georgia 30303.

Royce Total Return Fund is advised by Royce & Associates, LLC, 1414 Avenue of the Americas, New York, New York 10019.

RS Emerging Growth Fund is advised by RS Investment Management Co. LLC, 388 Market Street, Suite 1700, San Francisco, California 94111.

Van Kampen American Value Fund is advised by Van Kampen Asset Management, 522 Fifth Avenue, New York, New York 10036.

Van Kampen Comstock Fund is advised by Van Kampen Asset Management, 1221 Avenue of the Americas, New York, New York 10020.

Maxim Series Fund Sub-Advisers

Maxim Series Fund currently operates under a manager-of-managers structure under an SEC order granting exemptions, which permits MCM, without shareholder approval, to hire sub-advisers to manage the investment and reinvestment of the assets of the Portfolios of Maxim Series Fund, Inc. These sub-advisers are subject to the review and supervision of MCM and the board of directors of Maxim Series Fund, Inc.

Ariel Capital Management, LLCserves as the sub-adviser to the Maxim Ariel Mid-Cap Value Portfolio and the Maxim Ariel Small-Cap Value Portfolio. Ariel is located at 200 E. Randolph Drive, Chicago, Illinois 60601.

BNY Investment Advisors serves as the sub-adviser of the Maxim Stock Index, Maxim Index 600, Maxim Growth Index and Maxim Value Index Portfolios. BNY is located at One Wall Street, New York, New York 10286.

Invesco Global Asset Management (N.A.), Inc.serves as the sub-adviser to the Maxim Invesco ADR Portfolio. Invesco Global Asset Management (N.A.), Inc. is located at 1360 Peachtree Street, Atlanta, Georgia 30309.

Loomis, Sayles & Company, LP ("Loomis Sayles") serves as the sub-adviser to the Maxim Loomis Sayles Bond Portfolio and the Maxim Loomis Sayles Small-Cap Value Portfolio. Loomis Sayles is located at One Financial Center, Boston, Massachusetts 02111.

Alliance Capital Management L.P. ("Alliance") serves as the sub-advisor for the Maxim Bernstein International Equity Portfolio. Alliance is located at 1345 Avenue of the Americas, New York, New York, 10105.

T. Rowe Price Associates, Inc. serves as the sub-adviser to the Maxim T. Rowe Price Equity/Income Portfolio and the Maxim T. Rowe Price MidCap Growth Portfolio. T. Rowe Price is located at 100 East Pratt Street, Baltimore, Maryland 21202. It is a wholly owned subsidiary of the T. Rowe Price Group, Inc.

Reinvestment and Redemption

All dividend distributions and capital gains made by an Eligible Fund will be automatically reinvested in shares of that Eligible Fund on the date of distribution. We will redeem Eligible Fund shares to the extent necessary to make annuity or other payments under the Contracts.

Meeting Investment Objectives

Meeting investment objectives depends on various factors, including, but not limited to, how well the Eligible Fund managers anticipate changing economic and market conditions. There is no guarantee that any of these Eligible Funds will achieve their stated objectives.

Where to Find More Information About the Eligible Funds

Additional information about the Eligible Funds can be found in the current prospectuses for the Eligible Funds, which can be obtained by calling Great-West at (800) 701-8255, or by writing to Great-West at D790 – Great-West Retirement Services® Marketing, P.O. Box 1700, Denver, Colorado 80201-9952. The Eligible Funds' prospectuses should be read carefully before you make a decision to invest in a Variable Account.

THE CONTRACTS

Contract Availability

The Contract is generally purchased by employers or certain associations or organizations to fund their retirement plans. We issue the Contract in connection with:

•	401(a) Plans;
•	401(k) Plans;
•	403(b) Plans;
•	457(b) or (f) Plans;
•	415(m) Plans; and
•	NQDC Plans.

The Contract is generally owned by the employer, association or organization. For Contracts issued in connection with certain 403(b) Plans, the Contractholder has no right, title or interest in the amounts held under the Contract and the Participants make all elections under the Contract. For all other plans, Participants have only those rights that are specified in the plan.

Purchasing an Interest in the Contract

Eligible organizations may acquire a Contract by completing and sending to us the appropriate forms. Once we approve the forms, we issue a Contract to the Contractholder. If you are eligible to participate in the plan, you may purchase an interest in a Contract by completing an enrollment form and giving it to your employer or Contractholder, as applicable or a GWFS representative. Your Participant enrollment form will be forwarded to us for processing. Please consult with your employer or the Contractholder, as the case may be, for information concerning your eligibility to participate in the plan and the Contract.

Contributions

Your employer will send us Contributions on your behalf. Except as limited by the Code or your plan, there is no minimum amount or number of Contributions. You can make Contributions at any time before your Annuity Commencement Date. We will receive a report of the amount paid as Contributions and this report is conclusive and binding on the Contractholder and any person or entity claiming an interest under the Contract. When the

Contractholder’s report does not coincide with the Contributions received and the inconsistency is not resolved within a period of time required under the law, Great-West will return the Contribution to the payor.

Participant Account

When we approve your Participant enrollment form we will establish a Participant Account in your name to reflect all of your transactions under the Contract. You will receive a statement of your Participant Account Value no less frequently than annually. You may also review your Participant Account Value through KeyTalk® or via the Internet.

Subject to the terms of your Contract, in all instances where the Contractholder has elected to be billed for fees and charges under the Contract and any of the fees or charges remain unpaid for a specified period after the date billed, the Contractholder, in accordance with terms of the Plan, may instruct Great-West to debit Participant Accounts in the amount of the invoice not paid. Great-West may continue to deduct charges and fees quarterly from Participant Accounts unless and until the Contractholder provides Great-West with written instructions to reinitiate billing.

Assignments and Transfers

In general, the interest of any Participant or Contractholder may not be transferred, sold, assigned, pledged, charged, encumbered or in any way alienated by any of them.

ACCUMULATION PERIOD

Participant Enrollment Form and Initial Contribution

If your Participant Enrollment Form is complete, we will allocate your initial Contributions to the Variable Accounts or Fixed Account according to the instructions you provide on your Participant Enrollment Form within two business days of receipt of the Participant Enrollment Form at our Administrative Offices. If your enrollment form is incomplete, we will contact you or the Contractholder to obtain the missing information. If your Participant Enrollment Form remains incomplete for five business days, Great-West will immediately return your Contribution(s). If Great-West completes a Participant Enrollment Form within five business days of Great-West’s receipt of the incomplete enrollment form, Great-West will allocate your initial Contribution within two business days of the Participant Enrollment Form’s completion in accordance with your allocation instructions. However, if your Participant Enrollment Form is incomplete solely because you have not provided complete allocation instructions, Great-West will consider the Participant Enrollment Form to be complete if the Plan has made an election with respect to the selection of a default investment option to which such funds are to be allocated. Upon completion of your Participant Enrollment Form, the initial Contribution will be allocated to the Variable Account(s) or Fixed Account(s) as you instruct on your Participant Enrollment Form. In any event, if your Participant Enrollment Form remains incomplete after 105 days, Great-West will return your Contribution along with investment earnings, if any.

Free Look Period

Where required by law, the Participant may have the ability to cancel his or her interest in the Contract for any reason by delivering or mailing a Request to cancel to our Administrative Offices or to an authorized agent of Great-West within 15 days or a period of time required by state law after Great-West receives the Participant’s completed application form. We must receive the Participant’s cancellation Request in person or postmarked prior to the expiration of the free look period. Upon cancellation, we will refund the greater of (1) Contributions, less partial withdrawals; or, (2) the Participant’s Participant Account Value.

Subsequent Contributions

Great-West will allocate subsequent Contributions according to the allocation instructions you provided in the Participant Enrollment Form. Great-West will allocate Contributions on the Valuation Date we receive them.

You may change your allocation instructions at any time by Request. Such change will be effective the later of (1) the date you specify in your Request or (2) the Valuation Date on which Great-West receives your Request at our Administrative Offices. Once you change your allocation instructions, those instructions will be effective for all subsequent Contributions until you elect to change them again.

Any Contribution that causes a Participant Account Value to exceed $1,000,000 may require Great-West’s prior approval.

Transaction Date

All Requests, Contributions and Deposits received in good order with all required documentation at Great-West’s Administrative Offices prior to the close of business of the New York Stock Exchange (generally 4:00 p.m. Eastern

Time) will be processed as of the date received, and if received after the close of business of the New York Stock Exchange will be processed on the next Business Day. However, Great-West shall not be liable for the results of any delay or interruption due to causes or conditions beyond its control, including, without limitation, labor disputes, riots, war and war-like operations including acts of terrorism, epidemics, explosions, sabotage, acts of God, failure of power, fire or other casualty, natural disaster or disruptions in orderly trading on any relevant exchange or market, including disruptions due to extraordinary market volume that results in substantial delay in receipt of correct data.

Participant Account Value

Before the Annuity Commencement Date, your Participant Account Value is the total value of your Variable Account Value and the Fixed Account Value credited to your Participant Account.

Before the Annuity Commencement Date, the Variable Account Value is the sum of your interest in the Variable Accounts. Your Variable Account Value reflects the value of the Accumulation Units credited to you in each Variable Account.

The value of a Participant’s interest in a Variable Account is the total dollar amount of all Accumulation Units credited to you. When you allocate Contributions or make Transfers to a Variable Account, Great-West credits you with Accumulation Units. Great-West determines the number of Accumulation Units credited to you by dividing your Contribution, less any applicable premium tax, or Transfer to a Variable Account by that Variable Account’s Accumulation Unit value. The number of Accumulation Units will decrease for charges deducted and Transfers, withdrawals or loans, if available, from the Variable Account.

Great-West determines the Accumulation Unit value on each Valuation Date. Great-West calculates each Variable Account’s Accumulation Unit value at the end of each Valuation Period by multiplying the value of that unit at the end of the prior Valuation Period by the Variable Account’s Net Investment Factor for the Valuation Period. The formula used to calculate the Net Investment Factor is set forth in Appendix A. Your Variable Account Value reflects the value of the Accumulation Units credited to you in each Variable Account.

The value of a Variable Account’s assets is determined at the end of each Valuation Date.

Your Variable Account Value will reflect the investment performance of the selected Variable Account(s) which in turn reflect the investment performance of the corresponding Eligible Fund(s), which we factor in by using the Net Investment Factor referred to above.

If the Contractholder has selected Fixed Account(s) under your Contract, please see your Contract for information regarding the Fixed Account Value.

Making Transfers Under the Contract

Prior to your Annuity Commencement Date, you can Transfer your Participant Account Value among the Variable Accounts and Fixed Accounts subject to the limitations of your Contract.

Requesting Transfers

Great-West reserves the right to require a minimum amount that may be transferred and to require the Transfer of the remaining amount held in an investment option if it would be less than the minimum amount we allow to be held in that investment option.

Your Request must specify:

•	the amounts being transferred,
•	the Variable Accounts, or Fixed Accounts from which the Transfer is to be made, and
•	the Variable Accounts or Fixed Accounts that will receive the Transfer.

Currently, there is no limit on the number of Transfers you can make among the Variable Accounts each calendar year. However, Great-West reserves the right to limit, upon notice, the number of Transfers you can make.

You may make Transfers by telephone or through the Internet.

Great-West will use reasonable procedures in monitoring and accepting telephonic and Internet Transfer Requests designed to ensure that those Requests are genuine such as requiring certain identifying information, tape recording telephone instructions, and providing written confirmation of a transaction. Great-West will not be liable for losses resulting from telephone or Internet Requests reasonably believed to be genuine.

Great-West reserves the right to suspend telephone or Internet transaction privileges at any time, for some or all Contracts, and for any reason.

A Transfer will take effect on the later of the date designated in the Request or the Valuation Date when Great-West receives the Transfer Request at our Administrative Offices. If Great-West receives a Transfer Request within 30 days of the Annuity Commencement Date, Great-West may delay the Annuity Commencement Date by not more than 30 days. Additional Transfer conditions apply to Transfers to or from the Fixed Accounts. Please see your Contract for more information.

We reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges at any time. Transfer restrictions may be necessary to protect investors from the negative effect large and/or numerous Transfers can have on portfolio management. Moving large amounts of money may also cause a substantial increase in Eligible Fund transaction costs that must be borne by you.

Although you are permitted to make Transfers by telephone or through the Internet, we reserve the right to require that each Transfer Request be made by a separate communication to us. We also reserve the right to require that each Transfer Request be submitted in writing and be signed by you. Transfer Requests by fax will not be accepted. Transfers among the Variable Accounts may also be subject to terms and conditions imposed by the Eligible Funds.

Market Timing & Excessive Trading

The Contracts are intended for long-term investment and not for the purpose of market timing or excessive trading activity. Market timing activity may dilute the interests of Participants in the underlying Eligible Funds. Market timing generally involves frequent or unusually large Transfers that are intended to take advantage of short-term fluctuations in the value of an Eligible Fund's portfolio securities and the reflection of that change in the Eligible Fund's share price. In addition, frequent or unusually large Transfers may harm performance by increasing Eligible Fund expenses and disrupting Eligible Fund management strategies. For example, excessive trading may result in forced liquidations of portfolio securities or cause the Eligible Fund to keep a relatively higher cash position, resulting in increased brokerage costs and lost investment opportunities.

We maintain procedures designed to prevent or minimize market timing and excessive trading (collectively, “prohibited trading”) by Participants. As part of those procedures, certain of the Eligible Funds have instructed us to perform standardized trade monitoring, while other Eligible Funds perform their own monitoring and request reports of the Participant's trading activity if prohibited trading is suspected. If a Participant’s trading activity is determined to constitute prohibited trading, as defined by the applicable Eligible Fund, Great-West will notify the Participant that a trading restriction will be implemented if the Participant does not cease the prohibited trading. Some Eligible Funds may require that trading restrictions be implemented immediately without warning, in which case we will notify the Participant and the plan of the restriction imposed by the Eligible Fund(s), as applicable.

If an Eligible Fund determines, or we determine based on the applicable Eligible Fund’s definition of prohibited trading, that the Participant continues to engage in prohibited trading, we will restrict the Participant from making Transfers into the identified Eligible Fund(s) for the period of time specified by the Eligible Fund(s). Restricted Participants will be permitted to make Transfers out of the identified Eligible Fund(s) to other available Eligible Fund(s). When the Eligible Fund’s restriction period has been met, the Participant will automatically be allowed to resume Transfers into the identified Eligible Fund(s).

Additionally, if prohibited trading persists, the Eligible Fund may, pursuant to its prospectus and policies and procedures, reject all trades initiated by the plan, including those trades of individuals who are not engaging in prohibited trading. Inherently subjective judgments will be involved if an Eligible Fund decides to reject all trades initiated by a plan. The discretionary nature of our procedures creates a risk that we may treat some plans or some Participants differently than others.

Please note that the Series Account's market timing procedures are such that, for Eligible Funds that perform their own monitoring, the Series Account does not impose trading restrictions unless or until an Eligible Fund first detects and notifies us of prohibited trading activity. Accordingly, we cannot prevent all prohibited trading activity before it occurs, as it may not be possible to identify it unless and until a trading pattern is established. To the extent such Eligible Funds do not detect and notify us of prohibited trading or the trading restrictions we impose fail to curtail it, it is possible that a market timer may be able to make prohibited trading transactions with the result that the management of the Eligible Funds may be disrupted and the Participants may suffer detrimental effects such as increased costs, reduced performance, and dilution of their interests in the affected Eligible Funds.

We endeavor to ensure that our procedures are uniformly and consistently applied to all Participants, and we do not exempt any persons from these procedures. A plan sponsor, however, may elect to implement plan level restrictions to prevent or minimize prohibited trading by Participants. To the extent that such procedures are effective, we may not receive requests for information concerning trading activity from the Eligible Funds or requests to implement the trading restrictions above. In addition, we do not enter into agreements with Participants whereby we permit prohibited trading. Subject to applicable state law and the terms of each Contract, we reserve the right without prior notice to modify, restrict, suspend or eliminate the Transfer privileges (including telephone Transfers) at any time, to require that all Transfer Requests be made by you and not by your designee, and to require that each Transfer Request be made by a separate communication to us. We also reserve the right to require that each Transfer Request be submitted in writing and be signed by you.

The Eligible Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Eligible Funds should describe any policies and procedures relating to restricting prohibited trading. The frequent trading policies and procedures of an Eligible Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other Eligible Funds and the policies and procedures we have adopted to discourage prohibited trading. For example, an Eligible Fund may impose a redemption fee. Participants should also be aware that we are legally obligated to provide (at the Eligible Funds’ request) information about each amount you cause to be deposited into an Eligible Fund (including by way of premium payments and Transfers under your Contract) or removed from the Eligible Fund (including by way of withdrawals and Transfers under your Contract). If an Eligible Fund identifies you as having violated the Eligible Fund’s frequent trading policies and procedures, we are obligated, if the Eligible Fund requests, to restrict or prohibit any further deposits or exchanges by you in respect to that Eligible Fund. Under rules recently adopted by the SEC we are required to: (1) enter into a written agreement with each Eligible Fund or its principal underwriter that will obligate us to provide to the Eligible Fund promptly upon request certain information about the trading activity of individual Participants, and (2) execute instructions from the Eligible Fund to restrict or prohibit further purchases or Transfers by specific Participants who violate the frequent trading policies established by the Eligible Fund. Accordingly, if you do not comply with any Eligible Fund’s frequent trading policies and procedures, you may be prohibited from directing any additional amounts into that Eligible Fund or directing any Transfers or other exchanges involving that Eligible Fund. You should review and comply with each Eligible Fund’s frequent trading policies and procedures, which are disclosed in the Eligible Funds’ current prospectuses.

We may revise our market timing and excessive trading policy and related procedures at our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to comply with state or federal regulatory requirements or to impose additional or alternative restrictions on Participants engaging in prohibited trading. In addition, our orders to purchase shares of the Eligible Funds are generally subject to acceptance by the Eligible Fund, and in some cases an Eligible Fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any Participant's Transfer Request if our order to purchase shares of the Eligible Fund is not accepted by, or is reversed by, an applicable Eligible Fund.

You should note that other insurance companies and retirement plans may also invest in the Eligible Funds and that those companies or plans may or may not have their own policies and procedures on frequent Transfers. You should also know that the purchase and redemption orders received by the Eligible Funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. Omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The nature of such orders may limit the Eligible Funds' ability to apply their respective frequent trading policies and procedures. As a result, there is a risk that the Eligible Funds may not be able to detect potential prohibited trading activities in the omnibus orders they receive. We cannot guarantee that the Eligible Funds will not be harmed by Transfer activity relating to the retirement plans and/or other insurance companies that invest in the Eligible Funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent Transfer activity, it may affect the value of your investments in the Eligible Funds. In addition, if an Eligible Fund believes that an omnibus order we submit may reflect one or more Transfer Requests from a Participant engaged in frequent Transfer activity, the Eligible Fund may reject the entire omnibus order and thereby interfere with our ability to satisfy your Request even if you have not made frequent

Transfers. For Transfers into more than one investment option, we may reject or reverse the entire Transfer Request if any part of it is not accepted by or is reversed by an Eligible Fund.

Automatic Custom Transfers

Dollar Cost Averaging

You may arrange for systematic Transfers from any Variable Account to any other Variable Account. These systematic Transfers may be used to Transfer values from the Maxim Money Market Variable Account to other Variable Accounts as part of a dollar cost averaging strategy. Dollar cost averaging does not assure a greater profit, or any profit, and will not prevent or necessarily alleviate losses in a declining market. It does, however, allow you to buy more units when the price is low and fewer units when the price is high. Over time, your average cost per unit may be more or less than if you invested all your money at one time.

You can set up automatic dollar cost averaging on the following frequency periods: monthly, quarterly, semi-annually or annually. Your Transfer will be initiated on the Valuation Date you select one frequency period following the date of the Request. For example, if we receive a Request for quarterly Transfers on January 9, your first Transfer will be made on April 9 (or the following business day, as applicable) and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract. There will be no additional cost for using dollar cost averaging.

If there are insufficient funds in the applicable Variable Account on the date your Transfer is scheduled, your Transfer will not be made. However, your dollar cost averaging Transfers will resume once there are sufficient funds in the applicable Variable Account. Dollar cost averaging will terminate automatically when you start taking payments from a payment option.

Dollar cost averaging Transfers must meet the following conditions:

•	The minimum amount that can be Transferred out of a Variable Account or Fixed Account is $100 per month.
•	You must: (1) specify the dollar amount to be Transferred, (2) designate the Variable Account(s) or Fixed Account(s) to which the Transfer will be made, and (3) designate the percent of the dollar amount to be allocated to each Variable Account or Fixed Account into which you are transferring money. The Accumulation Unit values will be determined on the Transfer date.

Great-West reserves the right to modify, suspend or terminate dollar cost averaging at any time for any reason.

Please note that there may be Transfer restrictions that apply to the Fixed Account. Please consult with your Contractholder or employer, as the case may be, or a GWFS authorized representative for more information regarding transfer restrictions.

Rebalancer

Because the value of your Variable Accounts will fluctuate with the investment performance of the Eligible Funds, your asset allocation plan percentages may become out of balance over time. Rebalancer allows you to automatically reallocate your Variable Account Value to maintain your desired asset allocation. Participation in Rebalancer does not assure a greater profit, nor will it prevent or necessarily alleviate losses in a declining market.

You can set up Rebalancer as a one-time Transfer or on a quarterly, semi-annual or annual basis. If you select to rebalance only once, the Transfer will take place on the Valuation Date specified in your Request.

If you select to rebalance one period in the future on a quarterly, semi-annual or annual basis, the first Transfer will be initiated on the Valuation Date one frequency period following the date of the Request. For example, if we receive a Request for quarterly Transfers on January 9, your first Transfer will be made on April 9 (or the following business day, as applicable) and every three months on the 9th thereafter. Transfers will continue on that same day each interval unless terminated by you or for other reasons as set forth in the Contract. There will be no additional cost for using Rebalancer.

On a Rebalancing Valuation Date your money will be automatically reallocated among the Variable Accounts and Fixed Accounts based on your allocation instructions. You can change your allocation instructions at any time by Request. The Rebalancer option will terminate automatically when you start taking payments from an annuity payment option.

Rebalancer Transfers must meet the following conditions:

(You must specify the percentage of your Participant Account Value you would like allocated to each Variable Account or Fixed Account and the frequency of rebalancing. You may modify the allocations or stop the Rebalancer option at any time, by Request.

You may not participate in dollar cost averaging and Rebalancer at the same time.

There may be transfer restrictions that apply to the Fixed Account. Please contact your employer or Contractholder, as the case may be, or a GWFS authorized representative for information regarding transfer restrictions applicable to your Plan.

Great-West reserves the right to modify, suspend, or terminate the Rebalancer option at any time and for any reason.

Loans

•	Loans are not available under 415(m), NQDC, non-governmental 457(b) or 457(f) plans.
•	Loans may be available under 401(a), 401(k), 403(b) or governmental 457(b) plans.
•	A Participant Loan Charge may apply (See Charges and Deductions: Participant Loan Charge).
•	Consult your employer or Contractholder, as the case may be, for complete details.

Total and Partial Withdrawals

You may be allowed to Request a total or partial withdrawal at any time subject to any limitations or restrictions contained in the Code or your Plan.

Payment Requests for a partial withdrawal 30 or fewer days prior to the Annuity Commencement Date, may delay the Annuity Commencement Date by up to 30 days.

Payment Requests for partial withdrawal must specify the Variable Account(s) or Fixed Account(s) from which the partial withdrawal is to be made.

The amount available for any withdrawal is your Participant Account Value as determined on the Valuation Date you Request the withdrawal to be made. Great-West will process your withdrawal Request on the later of the date selected in the Request or the Valuation Date on which Great-West receives the Request at our Administrative Offices.

We will process your withdrawal based on the accumulation unit values next determined after we receive your withdrawal Request. This means that if we receive your Request prior to 4:00 p.m. Eastern Time, we will process the withdrawal at the unit values calculated as of 4:00 p.m. Eastern Time that Business Day. If we receive your Request at or after 4:00 p.m. Eastern Time, we will process the withdrawal at the unit values calculated as of 4:00 p.m. Eastern Time on the following Business Day.

Withdrawal proceeds attributable to the Variable Accounts will generally be paid by Great-West within seven days of the Valuation Date on which Great-West processes your Request, though payment may be postponed for a period in excess of seven days as permitted by the Investment Company Act of 1940. You may apply the amount payable upon a total withdrawal to a payment option other than a lump-sum payment.

After a total withdrawal of your Participant Account Value or at any time such value is zero, all of your rights under the Contract will terminate.

Withdrawal Requests must be in writing. If your instructions are not clear, your Request will be denied and will not be processed.

Certain restrictions apply to partial or total withdrawals under a Contract. (See “Federal Tax Consequences" on page __.) There are additional conditions that apply to a partial or total withdrawal of your Fixed Account Value.

Great-West reserves the right to require a minimum amount that may be transferred from a Fixed Account and to require the Transfer of the remaining amount held in an investment option if it would be less than the minimum amount we allow to be held in that investment option. In addition, there may be certain tax consequences to you when you make withdrawals. (See “Federal Tax Consequences” on page __.)

Making a Withdrawal for Transfers to Other Companies Under the Plan

If allowed under your Contract and the Code, all or a portion of the Participant Account Value may be withdrawn and transferred to an account currently offered by another investment provider under the Plan. Transfers will generally be permitted as follows:

•	Individual Participant Transfers will be based upon the Participant Account Value.
•	No Transfers are permitted after the Annuity Commencement Date.
•	The restrictions, if any, of the Fixed Account and/or Variable Account are met.

In addition, if the Transfer is to a 403(b) annuity contract or custodial account, the Transfer must also:

•	Result in an accumulated benefit immediately after the Transfer that is at least equal to the accumulated benefit before the Transfer.
•	Continue, after the Transfer, to be subject to distribution requirements at least as strict as the distribution requirements applicable to the funds before the transfer.

Please consult with your Contractholder or employer, as the case may be, or a GWFS authorized representative for more information about making Transfers to Other Companies under the Plan.

Making a Withdrawal for Transfers to Other Plans

If allowed under your Contract, all or a portion of the Participant Account Value may be withdrawn by a Participant, Alternate Payee or beneficiary and transferred in a single sum to a contract under another employer’s plan. The Transfer will generally be permitted provided:

•	The plan receiving the Transfer allows for such transfers, and the Transfer satisfies the terms of the Plan and the Code;
•	If the Transfer is requested by a Participant, the Participant is an employee or former employee of the employer for the receiving plan;
•	If the Transfer is requested by a beneficiary, the Participant was an employee or former employee the employer for the receiving plan;
•	Great-West receives a satisfactory Request for such Transfer;
•	The restrictions, if any, of the Fixed Account and/or Variable Account are met;
•

The plan receiving the Transfer verifies, prior to the Transfer, that the amounts transferred will be invested in another Code section 403(b) vehicle and will continue after the Transfer to be subject to distribution requirements at least as strict as the distribution requirements applicable to the funds before the Transfer.

Transfers from a Governmental Plan for the Purchase of Permissive Service Credits

If allowed under your Contract and the Plan, all or portion of the Participant Annuity Value may be withdrawn by a Participant, Alternate Payee or beneficiary and transferred in a single sum to a qualified defined benefit plan that is defined by Code section 414(d) as a governmental plan. The Transfer will generally be permitted provided:

•	The Transfer satisfies the terms of the Plan and Code;
•	Great-West receives a satisfactory Request for such Transfer;
•	The restrictions, if any, of the Fixed Account and/or Variable Account are met.

Contract Termination

Either Great-West or the Contractholder may terminate the Contract upon written Request to the other party. Should this occur, then Great-West or the Group Contractholder, as applicable, shall provide the other party with advance written notice in accordance with the terms of the Contract that the Contract will terminate on a specific date in the future (“Contract Termination Date”).

After the Contract Termination Date (a) no further Contributions will be made to the Group Annuity Contract; and (b) no new Participant Account will be established.

After the Contract Termination Date, Great-West will continue to administer all Participant Accounts in accordance with the provisions of the Contract until the Annuity Commencement Date or as described below.

If the Contractholder directs Great-West in a Request to pay the Participant Accounts, Great-West will pay the Variable Accounts to the designee of the Plan or to the Contractholder within 7 calendar days after the later of the Contract Termination Date or the date the Contractholder instructs Great-West to transfer assets out of the Contract.

Great-West will pay the sum of the Fixed Account(s) in accordance with the specific requirements of the Contract in which you participate.

Contract Termination Due to Plan Termination

In the event that the Contractholder terminates its plan (“Plan Termination”) with assets invested in the Contract, the Contractholder will provide Great-West written notice in accordance with the terms of the Contract that the Plan Termination has occurred and that all final Contributions have been remitted to Great-West. In addition to providing written notice of the Plan Termination, the Contractholder will provide any information or instructions Great-West may require to properly comply with such notice of Plan Termination.

Unless the Contractholder instructs Great-West that its plan is subject to joint and survivor or other distribution rules, or that the plan is an eligible governmental plan and the Contractholder instructs Great-West to make a plan-to-plan transfer of all of the plan assets to another eligible governmental plan within the same state, Great-West will make a lump sum distribution to each person with assets invested in the Contract (“Payee”). Depending on the plan, Great-West will send distribution election forms to each Payee’s last known mailing address or will send distribution election forms to the Contractholder for delivery to each Payee. Upon receipt of a distribution election form from a Payee, Great-West will send a lump sum distribution to either the Payee or directly to an eligible retirement plan as elected by the Payee. In the absence of a Payee election, Great-West will automatically roll Payee lump sum distributions to the IRA provider designated by the Contractholder. In the alternative, the Contractholder may instruct Great-West to pay the lump sum distributions for non-responsive Payees pursuant to any other applicable regulatory guidance in effect on the date of distribution.

The Contractholder acknowledges that the amount distributed from the Contract upon Plan Termination will be equal to the balance of each Participant Account as reflected in Great-West’s records on the date of distribution, less any outstanding charges or fees, income tax withholding, Premium Taxes or other fees applicable under the terms of the Contract.

The Contract will terminate once all plan assets have been distributed.

CHARGES AND DEDUCTIONS

The charges and deductions we assess will vary by Contract according to various factors discussed below. Please contact your employer or the Contractholder, as the case may be, or your GWFS representative to determine the actual charges and deductions which are applicable to your Contract. Following is a description of charges and deductions under the Contract, the amount of which will vary upon the terms of your Contract.

Contract Maintenance Charge

•

We may deduct a contract maintenance charge from your Participant Account of not more than $100 each calendar year. Depending on the terms of your Contract, we may deduct this charge monthly, quarterly, semi-annually or annually.

•	If your Participant Account is established after January 1, the initial contract maintenance charge will be deducted during the quarter after your one-year anniversary (calculated from the effective date of your Participant Account) and will be pro-rated for the year remaining.
•	The deduction will be pro-rated between your Variable and/or Fixed Accounts based upon their respective values on the date of deduction.
•	The Contractholder may elect to pay such contract maintenance charge to Great-West separately. If such an election has been made, then no charge will be made against the Variable Accounts or Fixed Accounts unless payment is not received by the due date.
•	For an initial period of no less than 12 months and up to 15 months, no contract maintenance charge on 403(b) plan Contracts will be charged, depending on the date you began participating under the Contract. Please see your Contract to determine if this is applicable.
•	This Charge is assessed to reimburse us for some of our administrative expenses relating to the establishment and maintenance of Participant Accounts.

Variable Asset Charge Deductions

We may deduct a VAC in the calculation of the Accumulation Unit Value, based on a percentage of assets to compensate us for bearing certain expense risks under the Contracts.

With respect to the VAC, Great-West assumes the risk that our actual expenses in administering the Contracts and the Series Account will be greater than anticipated.

In certain circumstances, the risk of adverse expense experience associated with a Contract may be reduced. In such event, the VAC applicable to that Contract may likewise be reduced. Whether such a reduction is available will be determined by Great-West based upon consideration of the following factors:

•	size of the prospective group,
•	projected annual Contributions for all Participants in the group,
•	frequency of projected distributions,
•	type and frequency of administrative and sales services provided, and
•	level of contract maintenance charge and administrative charge.

Great-West will notify a prospective purchaser of its eligibility for a reduction of the variable asset charge prior to the acceptance of an application for coverage.

If the VAC is insufficient to cover actual costs and risks assumed, the loss will fall on us. If this charge is more than sufficient, any excess will be profit to us. Currently, we expect a profit from this charge.

The level of this charge is guaranteed and will not increase above an annual effective rate of 1.00%. This charge is assessed as a daily deduction of one three hundred sixty-fifth of the per annum from the assets of each Variable Account in accordance with the Net Investment Factor formula described in Appendix A.

The amount of the VAC Deduction that you will pay depends on the terms of your Contract. It will be assessed at a rate between 0% and 1.25%. Only one rate will apply to your Contract.

Contract Termination Charge

Upon termination of the Contract by the Contractholder, a Contract Termination Charge, which is based upon a percentage of the original Start-Up Costs, may apply. If a Contract Termination Charge applies, the Contractholder shall reimburse Great-West for unrecovered Start-Up Costs pursuant to a Contract Termination Charge schedule mutually agreed upon by the Contractholder and Great-West at Contract issuance. For illustration purposes only, following is a sample Contract Termination Charge schedule:

Number of Years Completed from Contract Effective Date	Recovery Schedule of Start-up Costs Payable to Great-West

1	80%
2	60%
3	40%
4	20%
5	0%

For example, if a Contract is terminated after five years, and a Contractholder’s plan had $25,000 in Start-Up Costs, the Contract Termination Charge would be:

Termination after 1 year - $20,000

Termination after 2 years – $15,000

Termination after 3 years - $10,000

Termination after 4 years – $5,000

Termination after 5 years - $0

The Contract Termination Charge will always be a percentage of Start-Up Costs based on a schedule that declines over a period of time. The mutually agreed upon Contract Termination Charge recovery schedule is developed at issuance using a variety of factors, including but not limited to the following:

•	Number of Participants in the Plan;

•	Total Plan assets administered by Great-West;
•	Average anticipated flow of Contributions;
•	Duration of initial term by Great-West as provider of administrative services; and
•	Extent of other services provided to the Plan by Great-West.

The Contract Termination Charge may be paid for by the Contractholder or pro rated across Participant Accounts. Please consult with your Contractholder or employer, as the case may be, or a GWFS authorized representative for more information about the Contract Termination Charge.

Participant Loan Charges

The participant loan charges are fees we deduct, authorized by your Contractholder, in connection with certain retirement plans. These charges are deducted pro rata against your Participant Account Value to compensate Great-West for the expenses associated with processing and administering your loan over the life of the loan. Please contact your employer or Contractholder, as the case may be, or a GWFS authorized representative for information regarding participant loan charges applicable to your Plan. The participant loan charges range from $25 to $100.

Premium Tax Deductions

Great-West presently intends to pay any Premium Tax levied by any governmental entity as a result of the existence of the Participant Account or the Series Account. Great-West reserves the right to deduct the Premium Tax from Participant Account Values instead of Great-West making the Premium Tax payments. Notice will be given to all Participants prior to the imposition of any such deductions from the Participant Account Values. The applicable Premium Tax rates that states and other governmental entities impose currently range from 0% to 3.5% and are subject to change by the respective state legislatures, by administrative interpretations or by judicial act. Such Premium Tax will depend, among other things, on the state of residence of a Participant and the insurance tax laws and status of Great-West in these states when the Premium Tax is incurred.

Expenses of the Eligible Funds

The net asset value of the Eligible Funds reflects the deduction of the Eligible Funds’ fees and deductions. You bear these costs indirectly when you allocate to a Variable Account. In addition, one or more of the Eligible Funds may impose special transaction fees, such as redemption fees, based on Participant activity. In the event an Eligible Fund imposes such a fee, that fee will be deducted from the Participant Account Value. The Eligible Funds’ prospectuses describe these fees and deductions.

LUMP SUM PAYMENT OPTION

You may Request that all or a portion of your Participant Account be applied to a lump sum payment option provided you are eligible to receive a distribution under the terms of the Plan and the Code. Subject to the provisions of the Fixed Account(s), the amount applied to a lump sum payment option is the amount requested as a lump sum, less any Premium Tax and applicable fees in the Contract. Please see your Contract for more information

PERIODIC PAYMENT OPTIONS

You may Request that all or part of your Participant Account Value be applied to a periodic payment option provided you are eligible to receive a distribution under the terms of the Plan and Code. The amount applied to a periodic payment option is your Participant Account Value, less any Premium Tax, if any.

•	A periodic payment option may not be used to effect Transfers under Revenue Ruling 90-24 for 403(b) Plan Participants.
•	All outstanding loan balances must be paid in full or treated as a distribution before you are eligible for a periodic payment option.

In Requesting periodic payments, you must elect:

•	The payment frequency of either 12-, 6-, 3- or 1-month intervals;
•	A payment amount;
•	The calendar day of the month and year on which payments will begin (payments shall not begin on the 29th, 30th or 31st of the month; and

•	One payment option
o	To allocate your payments from your Variable and/or Fixed Accounts in proportion to the assets in each account, or
o	select the Variable and/or Fixed Account(s) from which payments will be made.

Once the Variable and/or Fixed Accounts have been depleted, we will automatically prorate the remaining payments against all remaining available Variable and/or Fixed Accounts unless you Request the selection of another Variable and/or Fixed Account.

You may change the withdrawal option and/or the frequency once each calendar year unless you are a participant in a non-governmental 457(b), 457(f), 415(m) or NQDC plan in which case you may not elect to change the withdrawal option and/or the frequency of payments.

While periodic withdrawals are being received:

•

You may continue to exercise all contractual rights that are available prior to electing an annuity payment option. You may continue to make Contributions only if you have elected to receive income of a specified amount.

•	You may keep the same investment options as were in force before periodic payments began.
•	Charges and fees under the Contract, if applicable, continue to apply, except as noted below:
o	Great-West will not deduct a contingent deferred sales charge to periodic payments lasting a minimum of 36 months.
o	We will deduct a loss of interest charge on amounts partially withdrawn from a Fixed Account.

Periodic payments will cease on the earlier of the date:

•	The amount elected to be paid under the option selected has been reduced to zero.
•	The Participant Account Value is zero.
•	You Request that withdrawals stop (non-governmental 457(b), 457(f), 415(m) or NQDC Plan Participants may not elect to cease withdrawals).
•	You die.

Under some forms of the Contract, if a distribution is owed under the applicable terms and provisions of the Plan and applicable provisions of the Code sections governing the Plan, as determined by the Contractholder, all or a portion of a Participant Account may be applied to a Periodic Payment Option selected by the Payee. Charges and fees, if any, as described in the Contract Schedule will continue to apply. Periodic Payment elections are subject to the administrative procedures of the Company in effect at the time of the election. If you choose to receive payments from the Contract through periodic payments, you may select from the following payment options.

Option 1 - Income for a specified period. You elect the length of time over which payments will be made. The amount paid will vary based on the duration you choose. The Contract will provide the available lengths of time from which you may elect. Certain Contracts may require that you elect a specified period of at least 36 months.

Option 2 - Income of a specified amount. You elect the dollar amount of the payments. Based on the amount elected, the duration may vary. The contract will provide the available dollar amounts from which you may elect.

Option 3 - Minimum Distribution. Minimum distributions are not available for 457(f) and NQDC plan Participants. For all other plans, you may Request to receive your minimum distribution from the Contract as specified under Code section 401(a)(9).

If you die while receiving periodic payments, any periodic payments remaining to be paid as of the Participant’s date of death will be paid to the Participant’s beneficiary. The beneficiary will receive payments remaining under the payment option in effect as of the date of the Participant’s death unless a lump sum is elected on the appropriate death claim Request form. If periodic payments stop, you may resume making Contributions. Great-West may limit the number of times you may restart a periodic payment program.

Periodic payments made for any purpose may be taxable, subject to withholding and the 10% penalty tax. Retirement plans are subject to complex rules with respect to restrictions on and taxation of distributions, including penalty taxes. A competent tax adviser should be consulted before a periodic payment option is Requested.

ANNUITY PAYMENT OPTIONS

An Annuity Commencement Date and the form of annuity payments may be elected at any time during the Accumulation Period. If the Payee is entitled to a distribution under the applicable terms and provisions of the Plan and the Code sections governing the Plan as determined by the Contractholder, all or a portion of a Participant Account may be applied to an Annuity Payment Option selected by the Payee.

Under 403(b), 401(a), 401(k) and 457(b) Plans, the Annuity Commencement Date elected generally must, to avoid the imposition of an excise tax, not be later than:

April 1 of the calendar year following the later of either:

•	the calendar year in which the Participant attains age 70 ½; or
•	the calendar year in which the Participant retires or such other date as may be prescribed by the Code.

Under all of the above-noted retirement programs, it is your responsibility to file the necessary Request with Great-West.

Under 457(f), 415(m) and NQDC Plans, there is no required Annuity Commencement Date.

The Annuity Commencement Date may be postponed or accelerated, or the election of any of the annuity payment options changed, upon Request received by Great-West at its Administrative Offices up to 30 days prior to the existing Annuity Commencement Date. If any Annuity Commencement Date elected would be less than 30 days from the date that the Request is received, Great-West may delay the date elected by not more than 30 days.

You can choose from the annuity payment options described below, as well as any other annuity payment options which Great-West may choose to make available in the future. Except as otherwise noted, the annuity payment options are payable on a fixed basis. More than one annuity payment option may be elected. If no annuity payment option is elected, the Contracts automatically provide for a fixed life annuity (with respect to the Guaranteed portion of your Participant Account) with 120 monthly payments guaranteed. All or a portion of a Participant Account may be applied to an Annuity Payment Option selected by the Payee. The level of annuity payments under the following options is based upon the option selected and, depending on the option chosen, such factors as the age at which payments begin and the frequency and duration of payments.

The amount to be applied to an Annuity Payment Option is: (i) the Participant Account Value; less (ii) Premium Tax, if any, as of the Annuity Commencement Date; less (ii) any fees described in your Contract.

Option No. 1: Single Life Annuity (available only as fixed-dollar payments)

This option provides an annuity payable during the lifetime of the Payee. The annuity payments will be paid in annual, semiannual, quarterly or monthly installments as elected. It would be possible under this option for the Payee to receive no annuity payment if he/she died prior to the date of the first annuity payment, one annuity payment if the Payee died before the second annuity payment, etc.

Option No. 2: Life Annuity with Payments Guaranteed for Designated Periods (available only as fixed-dollar payments)

This option provides an annuity payable throughout the lifetime of the Payee with the guarantee that if, at the death of the Payee, payments have been made for less than the designated period, the beneficiary will receive payments for the remainder of the period. The designated period may be 5, 10, 15, or 20 years. The period generally referred to as “Installment Refund” is available only on a fixed-dollar payment basis. The annuity payments will be paid in annual, semiannual, quarterly or monthly installments as elected.

Option No. 3: Joint Life Annuity (available only as fixed-dollar payments)

This option provides an annuity payable during the lifetime of the Payee and a joint Payee. The annuity payments will be paid in annual, semiannual, quarterly or monthly installments as elected. After the death of the Payee, and while only the joint Payee is alive, the amount payable will be a percentage of the amount paid while both were living. It would be possible under this option for the Payee and the joint Payee to receive no annuity payment if both persons died prior to the date of the first annuity payment, one annuity payment if both persons died before the second annuity payment, etc.

Option No. 4: Joint Life Annuity with Payments Guaranteed for Designated Periods (available only as fixed-dollar payments)

This option provides an annuity payable throughout the lifetime of the Payee and a joint Payee with the guarantee that if, at the death of the Payee and joint Payee, payments have been made for less than the designated period, the beneficiary will receive payments for the remainder of the period. The designated period may be 5, 10, 15, or 20 years. The period generally referred to as “Installment Refund” is available only on a fixed-dollar payment basis. After the death of the Payee, and while only the joint Payee is alive, the amount payable will be a percentage of the amount paid while both were living. The annuity payments will be paid in annual, semiannual, quarterly or monthly installments as elected.

Option No. 5: Income for Specified Period (available only as fixed-dollar payments)

Under this Option, the duration of the periodic benefit is selected, and a resulting annuity payment amount will be paid to the Payee in equal annual, semiannual, quarterly, or monthly installments, as elected.

Other fixed-dollar payment options acceptable to the Company may be offered.

Fixed Annuity Payments

The guaranteed level of fixed annuity payments will be determined on the basis of: (i) the Fixed Account Value prior to the Annuity Commencement Date; and (ii) the type of annuity payment option(s) elected. The payment amount may be greater, however, if Great-West is using a more favorable table as of a Participant's Annuity Commencement Date.

Proof of Age and Survival

Great-West may require proof of age or survival of any Payee upon whose age or survival payments depend. If the age of the Participant, or beneficiary, as applicable has been misstated, the payments established will be made on the basis of the correct age. If payments were too large because of misstatement, the difference with interest may be deducted by us from the next payment or payments. If payments were too small, the difference with interest may be added by us to the next payment. This interest is at an annual effective rate that will not be less than the interest rate guaranteed by the Contract.

Frequency and Amount of Annuity Payments

Fixed Annuity payments will be paid annually, semiannually, quarterly or monthly, as Requested. However, if any payment to be made under any annuity payment option will be less than $50, Great-West may make the payments in the most frequent interval that produces a payment of at least $50. If the net amount available to apply under any annuity payment option is less than $5,000, Great-West may pay it in one lump sum.

FEDERAL TAX CONSEQUENCES

Introduction

The following discussion is a general description of the federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion assumes that the Contract qualifies as an annuity contract for federal income tax purposes. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. If you are concerned about these tax implications, you should consult a competent tax advisor before initiating any transaction.

This discussion is based upon Great-West’s understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the Internal Revenue Service. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Contracts are designed for use by groups under retirement programs which may qualify for special tax treatment under 401(a), 401(k), 403(b), 457(b), 457(f) or 415(m) of the Code or a NQDC Plan.

Taxation of Annuities in General

Section 72 of the Code governs the taxation of annuities in general and distributions from qualified plans. Tax deferral under annuity contracts purchased in connection with tax-qualified plans arises under specific provisions of the Code governing the tax-qualified plan, so a Contract should be purchased only for the features and benefits other than tax deferral that are available under an annuity contract purchased in connection with tax-qualified plans, and not for the purpose of obtaining tax deferral.

A Participant in a qualified plan is not generally taxed on increases (if any) in the value of a Participant Account until a distribution occurs. The taxable portion of a distribution is taxable as ordinary income.

Currently, none of the amounts contributed to a 457(b) or 457(f), 415(m) or NQDC plan constitute cost basis in the Contract. Thus, all amounts distributed to Participants from a 457(b) or 457(f), 415(m) or NQDC plan are taxable at ordinary income rates. For qualified plans and 403(b) plans, amounts contributed on an after-tax basis constitute cost basis at time of distribution. If a Contract will be held by a taxable employer (e.g., a sole proprietorship, partnership or corporation), the investment gain on the Contract is included in the entity's income each year. This rule does not apply where the Contract is held under a 401(a), 401(k), 403(b), or governmental 457(b) Plan. An employer maintaining a 457(b) or 457(f) or 415(m) Plan as either a state or local government or a tax-exempt organization, may not be subject to tax on the gain in the Contract. If this Contract is intended to be held by a taxable employer that entity may wish to discuss these matters with a competent tax adviser.

401(a) Plans

Section 401(a) of the Code provides special tax treatment for pension, profit-sharing and stock bonus plans established by employers or employee organizations for their employees. All types of employers, including for-profit organizations, tax-exempt organizations and state and local governments, are allowed to establish and maintain 401(a) plans. Employer Contributions and any earnings thereon are currently excluded from the Participant's gross income. Generally, the total amount of employer and employee Contributions which can be contributed to all of an employer's defined contribution qualified plans is limited to the lesser of $49,000 or 100% of a Participant's compensation as defined in section 415 of the Code, as indexed from time to time. Distributions from the plan are subject to the restrictions contained in the plan document and the Code. Participants should consult with their employer or employee organization as to the limitations and restrictions applicable to their plan.

401(k) Plans

Section 401(k) of the Code allows non-governmental employers or employee organizations, rural cooperatives, Indian tribal governments and rural irrigation and water conservation entities to offer a cash or deferred arrangement to employees under a profit-sharing or stock bonus plan. Currently, state and local governments are not permitted to establish 401(k) plans. However, under a grandfather rule, certain plans adopted before certain dates in 1986 may continue to be offered by governmental entities. Pre-tax salary reduction Contributions and any income thereon are currently excluded from the Participant's gross income. Generally, the maximum elective deferral amount that an individual may defer on a pre-tax basis to one or more 401(k) plans is limited to an applicable dollar amount, as indexed from time to time. Elective deferrals to a 401(k) plan must also be aggregated with elective deferrals made by a Participant to a 403(b) plan, to a simplified employee pension or to a SIMPLE retirement account. For 2009, the total amount of elective deferrals that can be contributed to all such plans is $16,500, adjusted for cost-of-living increases in $500 increments.

The contribution limits in section 415 of the Code also apply. The amount a highly compensated employee may contribute may be further reduced to enable the plan to meet the discrimination testing requirements. Amounts contributed to a 401(k) plan are subject to FICA and FUTA tax when contributed.

If allowed by the plan, all employees who are eligible to make elective deferrals under the plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Code.

Amounts contributed in excess of the above-described limits, and the earnings thereon, must be distributed from the plan and included in the Participant's gross income. Excess amounts that are not properly corrected can have severe adverse consequences to the Plan and may result in additional taxes to the Participant.

Pre-tax amounts deferred into the plan within the applicable limits, and the net investment gain, if any, reflected in the Participant Account Value are included in a Participant's gross income only for the taxable year when such amounts are paid to the Participant under the terms of the plan. Elective deferrals and earnings thereon may not be distributed prior to age 59 1/2, unless the Participant dies, becomes disabled, severs employment or suffers a genuine financial hardship meeting the requirements of the Code. Restrictions apply to the amount that may be distributed for financial hardship. Participants should consult with their employer as to the availability of benefits under the Plan.

403(b) Plans

Tax-exempt organizations described in section 501(c)(3) of the Code and public educational organizations are permitted to purchase 403(b) plans for employees. Amounts contributed toward the purchase of such annuities are excluded from the gross income of the Participant in the year contributed to the extent the Contributions do not exceed

•	the contribution limit in section 415 of the Code; and
•	the elective deferral limit in section 402(g) of the Code.

Elective deferrals to a 403(b) Plan must also be aggregated with elective deferrals made by the Participant to a 401(k) plan, a simplified employee pension or a SIMPLE retirement account. For 2009, the total amount of elective deferrals that can be contributed to all such plans is $16,500, adjusted for cost-of-living increases in $500 increments.

Amounts contributed to a 403(b) plan are subject to FICA and FUTA tax when contributed.

The net investment gain, if any, reflected in a Participant Account Value is not taxable until received by the Participant or his beneficiary.

If allowed by the plan, all employees who are eligible to make elective deferrals under the plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Code.

Amounts contributed in excess of the above-described limits, and the earnings thereon, must be distributed from the plan and included in the Participant's gross income in accordance with IRS rules and federal Treasury regulations. Excess amounts that are not properly corrected can have severe adverse consequences to the plan and may result in additional taxes to the Participant.

Distribution Restrictions apply:

Pre-1989 salary reduction Contributions to a 403(b) Plan may be distributed to an employee at any time, subject to a 10% penalty on withdrawals prior to age 59 1/2, unless an exception applies under section 72(t) of the Code.

Post-1988 Salary Reduction Contributions and earnings, and the earnings on the December 31, 1988 account balance as well as all amounts transferred from a 403(b)(7) custodial account, may not be distributed prior to age 59 1/2, unless the Participant:

•	dies,
•	becomes disabled,
•	severs employment; or
•	suffers a genuine financial hardship meeting the requirements of the Code. Restrictions apply to the amount that may be distributed for financial hardship.

If allowed by the plan, a Participant in a plan sponsored by a public educational organization may make an in-service transfer of an amount to a defined benefit governmental plan for purchase of permissive service credits.

IRS regulations under 403(b) of the Code establish new rules for 403(b) Plans that are generally applicable to plan sponsors for taxable years beginning after December 31, 2008.

457(b) Plans

Section 457(b) of the Code allows state and local governmental employers and certain tax-exempt organizations to establish and maintain an eligible deferred compensation plan for its employees and independent contractors.

Federal income tax is deferred on Contributions to a 457(b) Plan and the earnings thereon to the extent that the aggregate amount contributed per year for a Participant does not exceed the lesser of the applicable dollar amount (as adjusted for cost-of-living increases) or 100% of a Participant's includible compensation. For 2009, the maximum amount that may be contributed is $16,500, adjusted for cost-of-living increases in $500 increments.

Contributions and earnings may not be distributed prior to the calendar year in which the Participant severs employment with the employer, attains age 70 1/2 or incurs an approved unforeseeable emergency. A Participant may transfer an amount to a defined benefit governmental plan for the purchase of permissible service credits. Restrictions apply to the amount that may be distributed for an unforeseen emergency.

For governmental 457(b) plans only, and if the plan document so allows, all employees who are eligible to make elective deferrals under the plan and who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Code. Additionally, a Participant may be eligible to defer up to twice the applicable dollar amount (but only to the extent of under-utilized amounts in prior years) during three (3) years prior to the Participant’s attainment of normal retirement age under the plan’s standard or regular catch-up provision.

Amounts contributed in excess of the above-described limits, and the earnings thereon, must be distributed from the Plan and included in the Participant's gross income. Excess amounts that are not properly corrected can have severe adverse consequences to the Plan and may result in additional taxes to the Participant.

457(f) Plans

Section 457(f) of the Code allows state and local governmental employers and non-governmental tax-exempt employers to establish and maintain a nonqualified deferred compensation plan.

A Participant in a 457(f) Plan is not subject to federal income tax on Contributions to the nonqualified plan and the earnings thereon until the tax year in which the Contributions and earnings are no longer subject to a substantial risk of forfeiture as provided in the underlying plan document.

There are no Code restrictions on distributions from a 457(f) Plan. However, distributions from a 457(f) Plan are subject to the provisions of the underlying plan.

415(m) Plans

Section 415(m) of the Code allows state and local governmental employers to establish and maintain an excess benefit plan for employees whose benefits are limited by the qualified plan contribution and benefit limits under section 415 of the Code.

A Participant in a 415(m) plan is not subject to federal income tax on Contributions to the excess benefit plan and the earnings thereon until the tax year in which the Contributions are made available to the Participant or his beneficiary as provided in the underlying excess benefit plan document.

There are no Code restrictions on distributions from a 415(m) Plan. However, distributions from a 415(m) Plan are subject to the provisions of the underlying plan.

NQDC Plans

Any employer other than a governmental or tax-exempt employer may establish and maintain a NQDC Plan for a select group of management or highly compensated employees under a NQDC Plan.

A Participant in a NQDC Plan is not subject to federal income tax on Contributions to the NQDC Plan and earnings thereon until the tax year in which the Contributions are made available to the Participant or his beneficiary as provided in the underlying nonqualified deferred compensation plan document.

There are no tax restrictions on distributions from a NQDC Plan. However, distributions from the NQDC Plan are subject to the provisions of the underlying plan.

An employer may not take a deduction for a Contribution to a NQDC Plan until the year in which the Contribution is included in the gross income of the employee.

Portability

When a Participant is eligible to take a distribution from a 401(a), 401(k), 403(b) or governmental 457(b) Plan, eligible rollover distributions may be directly rolled over to any eligible retirement plan as provided in the Code. Amounts properly rolled over will not be included in gross income until a subsequent distribution is made. An eligible rollover distribution will be paid directly to any other specified eligible retirement plan that accepts such rollovers or to an IRA. Forced de minimis distributions under the Plan will be sent to the IRA provider selected by the Contractholder. See the discussion under “Federal Income Tax Withholding” later in this Prospectus.

If allowed by the employer’s plan document or the annuity contract or custodial account agreement, Revenue Ruling 90-24 allows Participants and Beneficiaries in a 403(b) Plan to transfer funds from one 403(b) annuity or custodial account to another 403(b) annuity contract or custodial account with the same or more stringent restrictions without incurring current taxation. Recently issued IRS regulations under 403(b) of the Code establish new rules for plan to plan transfers that are applicable for taxable years beginning after December 31, 2008.

Amounts distributed from a NQDC Plan, a non-governmental 457(b) Plan, a 457 (f) Plan or a 415(m) Plan cannot be rolled over to an eligible retirement plan.

Establishment of an Alternate Payee Account

A Request submitted to Great-West in connection with a Qualified Domestic Relations Order must be approved by the Contractholder, except as otherwise agreed. Upon receipt of an approved Request, Great-West will make payment to the Alternate Payee and/or establish a Participant Account on behalf of the Alternate Payee named in such Qualified Domestic Relations Order. The Alternate Payee will be treated as a surviving spouse for purposes of Code section 401(a)(9) and shall be responsible for submitting a Request to begin Distributions in accordance with the Code.

Required Beginning Date/Required Minimum Distributions

Distributions from a 401(a), 401(k), 403(b) and 457(b) Plan must begin no later than April 1 of the calendar year following the later of:

•	the calendar year in which the Participant attains age 70½; or
•	the calendar year in which the Participant retires,

called the Required Beginning Date.

All amounts in a 401(a), 401(k), 403(b) and 457(b) Plan must be distributed in compliance with the minimum distribution requirements of Code section 401(a)(9) and the regulations promulgated thereunder. Generally, the minimum distribution amount is determined by using the account balance at the end of the prior calendar year, the Participant’s age in the current year, and the applicable distribution period as set forth in the federal Treasury regulations. Participants whose sole beneficiary is their surviving spouse who is more than 10 years younger may elect a joint and survivor life expectancy calculation.

Currently, if the amount distributed does not meet the minimum requirements, a 50% penalty tax on the amount which was required to be, but was not, distributed may be imposed upon the employee by the IRS under section 4974 of the Code. These rules are extremely complex, and the Participant should seek the advice of a competent tax adviser.

The Worker, Retiree, and Employer Recovery Act (the “Act”) allows participants and beneficiaries in retirement plans, such as 401(k) plans, 403(b) annuity plans and certain 457(b) plans to postpone receiving required minimum distributions (“RMDs”) for 2009. The 2009 waiver also applies to individuals who may be eligible to postpone taking their 2009 RMD until April 1, 2010 (e.g., retired employees who turned 70 ½ in 2009). However, the Act does not waive any 2008 RMD for individuals who were eligible and chose to delay taking their 2008 RMD until April 1, 2009. Any withdrawal in 2009 (that is not an RMD for 2008) may be eligible to be rolled over into another eligible retirement plan. Currently, this waiver is for the 2009 calendar year only after which the RMD requirements described above will again be applicable and must be followed beginning in 2010.

Federal Taxation of Distributions

All payments received from a 401(a), 401(k), 403(b) or governmental 457(b) plan are normally taxable in full as ordinary income to the Participant. Since Contributions received from salary reduction have not been previously taxed to the Participant, they are not treated as a cost basis for the Contract. The Participant will have a cost basis for the Contract only when after-tax Contributions have been made.

If the Participant takes the entire value in his Participant Account in a single sum cash payment, the full amount received will be ordinary income in the year of receipt unless after-tax Contributions were made. If the distribution includes after-tax Contributions, the amount in excess of the cost basis will be ordinary income.

A “10-year averaging” procedure may also be available for lump sum distributions from a 401(a) or 401(k) Plan to individuals who attained age 50 before January 1, 1986.

For further information regarding lump sum distributions, a competent tax adviser should be consulted.

Partial distributions received before the payment starting date by a Participant who has made after-tax Contributions are taxed under a rule that provides for pro rata recovery of cost, under section 72(e)(8) of the Code. If an employee who has a cost basis for his contract receives life annuity or installment payments, the cost basis will be recovered from the payments under the annuity rules of section 72 of the Code. Typically, however, there is no cost basis and the full amount received is taxed as ordinary income in the year distributed.

All amounts received from a non-governmental 457(b) Plan, a 457(f) Plan, a 415(m) Plan or a NQDC Plan, whether in the form of total or partial withdrawals or annuity payments are taxed in full as wages to the Participant in the year distributed.

Early Distribution Penalty Taxes

Penalty taxes may apply to certain distributions from 401(a), 401(k) and 403(b) Plans. Distributions made before the Participant attains age 59 1/2 are premature distributions and subject to an additional tax equal to 10% of the amount of the distribution which is included in gross income in the tax year. However, under Code section 72(t), the penalty tax will not apply to distributions:

(1)	made to a beneficiary on or after the death of the Participant;
(2)	attributable to the Participant’s being disabled within the meaning of Code section 72(m)(7);
(3)	made as a part of a series of substantially equal periodic payments (at least annually) for the life or life expectancy of the Participant or the joint lives or joint life expectancies of the Participant and his designated beneficiary;
(4)	made to a Participant on account of separation from service after attaining age 55;
(5)	properly made to an alternate Payee under a Qualified Domestic Relations order which will be administered in accordance with the provisions of the Plan;
(6)	made to a Participant for medical care, but not in excess of the amount allowable as a medical expense deduction to the Participant for amounts paid during the taxable year for medical care;
(7)	timely made to correct an excess aggregate contribution;
(8)	timely made to reduce an excess elective deferral; or
(9)	made subject to an Internal Revenue Service levy imposed on the plan.

Exception (3) above (substantially equal payments) applies to distributions from 401(a) and 401(k) plans and 403(b) annuities only if the series of payments begins after the participant separates from service. If exception (3) above was selected at the time of the distribution but the series of payments is later modified or discontinued (other than because of death or disability) before the later of:

•	the Participant reaching age 59 ½ or,
•	within five years of the date of the first payment,

then the Participant is liable for the 10% penalty plus interest on all payments received before age 59 ½. This penalty is imposed in the year the modification or discontinuance occurs. The premature distribution penalty tax does not apply to distributions from a 457(b), 457(f), 415(m) or NQDC plan.

Distributions on Death of Participant

Distributions made to a beneficiary from a 401(a), 401(k), 457(b) or 403(b) plan upon the Participant's death must be made pursuant to the rules contained in Code section 401(a)(9) and the regulations thereunder in effect at the time of distribution.

Federal Income Tax Withholding

Certain distributions from 401(a), 401(k), 403(b) and governmental 457(b) plans are defined as “eligible rollover distributions.”

Generally, any eligible rollover distribution is subject to mandatory income tax withholding at the rate of 20% unless the employee elects to have the distribution paid as a direct rollover to an IRA or to another eligible retirement plan as defined in the Code.

With respect to distributions other than eligible rollover distributions, amounts will be withheld from annuity (periodic) payments at the rates applicable to wage payments and from other distributions at a flat 10% rate, unless the Participant elects not to have federal income tax withheld.

Currently, all amounts distributed are tax reported on IRS Form 1099-R.

Currently, distributions to a Participant from a non-governmental 457(b), a 457(f), a 415(m) or NQDC Plan retain their character as wages and are tax reported on IRS Form W-2. Federal income taxes must be withheld under the wage withholding rules. Participants cannot elect not to have federal income tax withheld. Payments to beneficiaries are not treated as wages and are tax reported on IRS Form 1099-R. Federal income tax on payments to beneficiaries will be withheld from annuity (periodic) payments at the rates applicable to wage withholding, and from other distributions at a flat 10% rate, unless the beneficiary elects not to have federal income tax withheld.

Taxation of Great-West

We are taxed as a life insurance company under the Code. The Series Account is not a separate entity from us. Therefore, it is not taxed separately as a “regulated investment company” but is taxed as part of Great-West.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Series Account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability may include dividends received deductions and foreign tax credits which can be material. We do not pass these benefits through to the Series Account, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Series Account receives; and (ii) under applicable income tax law, Contractholders (and Participants) are not the owners of the assets generating the benefits.

Seek Tax Advice

The discussion above of the federal income tax consequences is only a brief summary and does not represent tax advice. The federal income tax consequences discussed here reflect our understanding of current law and the law may change. Federal estate tax consequences and state and local estate, inheritance, and other tax consequences of ownership or receipt of distributions under a Contract depend on your individual circumstances or the circumstances of the recipient of the distribution. A competent tax advisor should be consulted for further information.

VOTING RIGHTS

To the extent required by applicable law, all Eligible Fund shares held in the Series Account will be voted by Great-West at regular and special shareholder meetings of the respective Eligible Funds in accordance with instructions received from persons having voting interests in the corresponding Variable Account. If, however, the 1940 Act or any regulation should be amended, or if the present interpretation thereof should change, or if Great-West determines that we are allowed to vote all Eligible Fund shares in our own right, we may elect to do so.

Before the Annuity Commencement Date, the Participant under a 403(b) plan or the Contractholder under all other plans has the voting interest.

The number of votes that are available will be calculated separately for each Variable Account. That number will be determined by applying the Participant’s percentage interest, if any, in a particular Variable Account to the total number of votes attributable to that Variable Account. The Participant or Contractholder, as applicable, hold a voting interest in each Variable Account to which a Participant’s Variable Account Value is allocated. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the respective Eligible Funds.

Shares for which we do not receive timely instructions and shares held by us as to which Participants and Contractholders have no beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in the Variable Account. Voting instructions to abstain on any item to be voted upon will be applied on a pro rata basis to reduce the votes eligible to be cast.

DISTRIBUTION OF THE CONTRACTS

GWFS is the principal underwriter and the distributor of the Contracts, and is a wholly-owned indirect subsidiary of Great-West. GWFS is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Authority. Its principal offices are located at 8515 East Orchard Road, Greenwood Village, Colorado 80111, telephone (800) 701-8255.

The maximum commission as a percentage of the Contributions made under a Contract payable to GWFS agents, independent registered insurance brokers and other registered broker-dealers is 8.0%. An expense allowance that will not exceed 40% of the maximum commission paid may also be paid. Additionally, a maximum of 1% of Contributions may also be paid as a persistency bonus to qualifying brokers.

Compensation paid to GWFS agents, independent registered insurance brokers and other broker-dealers is not paid directly by Contractholders or the Series Account. Great-West and its affiliates intend to fund this compensation through fees and charges imposed under the Contract and from profits on payments received by Great-West and its affiliates for providing administrative, marketing, and other support and services to the Eligible Funds. (See “The Eligible Funds” on page __.) Great-West and its affiliates pay a portion of the compensation received from Eligible Funds to GWFS agents, independent registered insurance brokers and other broker-dealers for distribution services.

You should ask your GWFS agent, independent registered insurance broker or other broker-dealer representative for further information about what commissions or other compensation he or she may receive in connection with your purchase of a Contract.

STATE REGULATION

As a life insurance company organized and operated under Colorado law, Great-West is subject to provisions governing such companies and to regulation by the Colorado Commissioner of Insurance. Great-West’s books and accounts are subject to review and examination by the Colorado Insurance Department at all times and a full examination of its operations is conducted by the National Association of Insurance Commissioners (“NAIC”) at least once every three years.

RESTRICTIONS UNDER THE TEXAS OPTIONAL RETIREMENT PROGRAM

Section 36.105 of the Teacher Retirement System of Texas permits Participants in the Texas Optional Retirement Program (“ORP”) to redeem their interest in a variable annuity contract issued under the ORP only upon termination of employment in the Texas public institutions of higher education, retirement or death. Accordingly, if you are a Participant in the ORP you will be required to obtain a certificate of termination from your employer before you can redeem your Participant Account.

REPORTS

We will send all Participants, at least semi-annually, reports concerning the operations of the Series Account. In addition, all Participants will receive from us not less frequently than annually a statement of the Participant Account Value established in his/her name.

RIGHTS RESERVED BY GREAT-WEST

Great-West reserves the right to make certain changes if, in our judgment, they would best serve the interests of Contractholders or Participants or would be appropriate in carrying out the purposes of the Contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, Great-West will obtain the Participant’s or Contractholder’s, as applicable, approval of the changes and approval from any appropriate regulatory authority. Approval may not be required in all cases, however. Examples of the changes we may make include:

•	To operate the Series Account in any form permitted under the Investment Company Act of 1940 or in any other form permitted by law.
•	To deregister the Series Account under the Investment Company Act of 1940.
•	To eliminate Variable Accounts, to combine two or more Variable Accounts or to substitute a new Eligible Fund for the Eligible Fund in which a Variable Account invests.
•	To Transfer any assets in any Variable Account to another Variable Account, or to any other segregated investment account we may establish from time to time; to add, combine or remove a Variable Account of the Series Account; or to combine the Series Account with other separate investment account.
•	To substitute, for the Eligible Fund shares underlying any Variable Account, the shares of another Eligible Fund or shares of another investment company or any other investment permitted by law.
•	To make any changes required by the Code or by any other applicable law in order to continue treatment of the Contract as an annuity.
•	To change the time or time of day at which a Valuation Date is deemed to have ended.
•	To make any other necessary technical changes in the Contract in order to conform with any action the above provisions permit us to take, including to change the way we assess charges, but without increasing as to any then outstanding Contract the aggregate amount of the types of charges Great-West has guaranteed.
•	To reject any application for any reason.

Great-West will provide notice of these changes to the Contractholder at the Contractholder’s last known address on file with Great-West.

Because some of the Eligible Funds are available to registered separate accounts of other insurance companies offering variable annuity and variable life products, there is a possibility that a material conflict may arise between the interests of the Series Account and one or more other separate accounts investing in the Eligible Funds. If a material conflict arises, Great-West and other affected insurance companies are required to take any necessary steps to resolve the matter, including stopping our respective separate accounts from investing in the Eligible Funds.

Adding and Discontinuing Investment Options

We may offer new or cease offering existing Eligible Funds, or make other changes to the investment options as we deem necessary and subject to the approval of the state insurance department. If Eligible Funds are added or eliminated, or other changes are made to the investment options, notice will be given to the Contractholder. The absence of an objection by the Contractholder to such notice will be considered consent to the change(s). If we do not receive an objection from the Contractholder, transfers between account options as disclosed in the notice will be completed by Great-West as of the effective date of the change. Such allocation will be in effect until such time as the Company receives a written Request in good order for a different allocation.

When Great-West informs you that we are discontinuing a Variable Account or Fixed Account to which you are allocating money, we will ask that you promptly submit alternative allocation instructions. If Great-West does not receive your changed allocation instructions, we may return all affected Contributions or allocate those Contributions as indicated in the written notice provided to you. Contributions and Transfers you make to a discontinued Variable Account or Fixed Account before the effective date of the notice may be kept in the discontinued Variable Account or Fixed Accounts.

In addition, we may discontinue all investment options under the Contracts and refuse to accept any new Contributions. Should this occur, we will follow the procedures as set forth under the heading, “Contract Termination.”

If Great-West makes new Variable Accounts or Fixed Accounts available under the Contracts, in our sole discretion, we may or may not make those new Variable Accounts or Fixed Accounts available to you.

Substitution of Investments

When we determine to discontinue a Variable Account, in our sole discretion, we may substitute shares of another mutual fund for the shares of the corresponding Eligible Fund. No substitution may take place without prior notice to you and the Contractholders.

Restorations

GWL&A may agree to restore under the Contract all or a portion of the back-end load charges, market value adjustments or other investment charges from Plan assets under a prior investment option. The restoration amount will be based on the dollar amounts transferred to the Contract from the prior investment option.

LEGAL MATTERS

Advice regarding certain legal matters concerning the federal securities laws applicable to the issue and sale of the Contract has been provided by Jorden Burt LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the investment divisions of the FutureFunds Series Account of Great-West Life & Annuity Insurance Company and the financial statements of Great-West Life & Annuity Insurance Company included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement which reports express an unqualified opinion on the financial statements of the investment divisions of the FutureFunds Series Account of Great-West Life & Annuity Insurance Company and the consolidated financial statements and financial statement schedule of Great-West Life & Annuity Insurance Company and includes an explanatory paragraph referring to the change in method of accounting for income taxes, as required by accounting guidance adopted on January 1, 2007, and change in method of accounting for defined benefit and other post retirement plans and share based payments as required by accounting guidance which was adopted on December 31, 2006, and January 1, 2006, respectively, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed a registration statement (“Registration Statement”) with the SEC under the 1933 Act relating to the Contracts offered by this Prospectus. This Prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and exhibits thereto. Reference is made to the Registration Statement and exhibits for further information relating to Great-West and the Contracts. Statements contained in this Prospectus, regarding the content of the Contracts and other legal instruments, are summaries. For a complete statement of the terms thereof, reference is made to the instruments as filed as exhibits to the Registration Statement.

The SEC maintains an Internet Web site (http://www.sec.gov) that contains the SAI and other information filed electronically by Great-West concerning the Contract and the Series Account.

You can also review and copy any materials filed with the SEC at its Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference room by calling the SEC at (800) SEC-0330.

The SAI contains more specific information and financial statements relating to the Series Account and Great-West. The Table of Contents of the SAI is set forth below:

1.	Custodian and Independent Auditors
2.	Underwriter
3.	Calculation of Performance Data
4.	Financial Statements

APPENDIX A - CALCULATION OF THE NET INVESTMENT FACTOR

The Net Investment Factor for each Variable Account for any Valuation Period is determined by dividing (a) by (b), and subtracting (c) from the result where:

(a) is the net result of:

(i)	the net asset value per share of the Eligible Fund shares determined as of the end of the current Valuation Period, plus
(ii)

the per share amount of any dividend (including a deduction for an investment advisory fee) or, if applicable, capital gain distributions, made by the Eligible Fund on shares if the “ex-dividend” date occurs during the current Valuation Period; minus or plus

(iii)

a per unit charge or credit for any taxes incurred by or provided for in the Variable Account, which is determined by Great-West to have resulted from the investment operations of the Variable Account;

(b) is the net asset value per share of the Eligible Fund shares determined as of the end of the immediately preceding Valuation Period, and

(c) is an amount representing the VAC deducted from each Variable Account on a daily basis. Such amount is equal to a percentage that ranges from 0.00% to 1.25% depending upon the Contractholder’s Contract.

The Net Investment Factor may be greater than, less than, or equal to one. Therefore, the Accumulation Unit value may increase, decrease or remain unchanged.

The net asset value per share referred to in paragraphs (a) (i) and (b) above, reflect the investment performance of the Eligible Fund as well as the payment of Eligible Fund expenses.

FUTUREFUNDS SERIES ACCOUNT

Group Flexible Premium Variable Annuity Contracts

issued by

Great-West Life & Annuity Insurance Company

8515 E. Orchard Road

Greenwood Village, Colorado 80111

Telephone: (800) 701-8255 (U.S.)

(303) 737-4538 (Greenwood Village)

STATEMENT OF ADDITIONAL INFORMATION

This Statement of Additional Information is not a prospectus and should be read in conjunction with the Prospectus, dated [Month/Day], 2009, which is available without charge by contacting Great-West Life & Annuity Insurance Company at the above address or at the above telephone number.

[Month/Day], 2009

TABLE OF CONTENTS

Page

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
UNDERWRITER	2
FINANCIAL STATEMENTS	3

CUSTODIAN AND INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

A.	Custodian

The assets of FutureFunds Series Account (the "Series Account") are held by Great-West Life & Annuity Insurance Company ("Great-West"). The assets of the Series Account are kept physically segregated and held separate and apart from the general account of Great-West. Great-West maintains records of all purchases and redemptions of shares of the Eligible Funds. Additional protection for the assets of the Series Account is afforded by a financial institution bond issued to Great-West Lifeco Inc. in the amount of $50 million (Canadian) per occurrence, which covers all officers and employees of Great-West.

B.	Independent Registered Public Accounting Firm

Deloitte & Touche LLP, 555 Seventeenth Street, Suite 3600, Denver, Colorado 80202, serves as Great-West's and the Series Account's independent registered public accounting firm. Deloitte & Touche LLP examines financial statements for Great-West and the Series Account and provides other audit, tax, and related services.

The financial statements of each of the investment divisions of the FutureFunds Series Account of Great-West Life & Annuity Insurance Company and the consolidated financial statements of Great-West Life & Annuity Insurance Company included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement which reports express an unqualified opinion on the financial statements of the investment divisions of the FutureFunds Series Account of Great-West Life & Annuity Insurance Company and the consolidated financial statements and financial statement schedule of Great-West Life & Annuity Insurance Company and includes an explanatory paragraph referring to the change in method of accounting for income taxes, as required by accounting guidance adopted on January 1, 2007, and change in method of accounting for defined benefit and other post retirement plans and share based payments as required by accounting guidance which was adopted on December 31, 2006, and January 1, 2006, respectively, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

UNDERWRITER

The offering of the Contracts is made on a continuous basis by GWFS Equities, Inc. (“GWFS”), a wholly owned subsidiary of Great-West. GWFS is registered with the Securities Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority. GWFS has received no underwriting commissions in connection with this offering.

FINANCIAL STATEMENTS

The consolidated financial statements of Great-West as contained herein should be considered only as bearing upon Great-West's ability to meet its obligations under the Contracts, and they should not be considered as bearing on the investment performance of the Series Account. The variable interest of Participants under the Contracts are affected solely by the investment results of the Series Account.

2

GREAT-WEST LIFE & ANNUITY

INSURANCE COMPANY

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2008, 2007 AND 2006

AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

[TO BE FILED BY AMENDMENT]

3

FUTUREFUNDS SERIES ACCOUNT OF

GREAT-WEST LIFE & ANNUITY

INSURANCE COMPANY

FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007 AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

[TO BE FILED BY AMENDMENT]

4

PART C

OTHER INFORMATION

Item 24.     Financial Statements and Exhibits

(a)

Financial Statements

The consolidated financial statements of Great-West Life & Annuity Insurance Company (“GWL&A”) as of December 31, 2008 and 2007 and each of the three years in the period ended December 31, 2008, as well as the financial statements of the FutureFunds Series Account of Great-West Life & Annuity Insurance Company for the years ended December 31, 2008 and 2007, to be filed by amendment.

(b)	Exhibits

(1)  Copy of resolution of the Board of Directors is incorporated by reference to Registrant’s Post Effective Amendment No. 32 to Form N-4 registration statement filed on April 25, 2002 (File No. 2-89550).

(2) Not applicable.

(3)  Underwriting Agreement between Depositor and GWFS Equities, Inc. (formerly BenefitsCorp Equities, Inc.) is incorporated by reference to Registrant’s Post Effective Amendment No. 23 to Form N-4 registration statement filed on May 1, 1997 (File No. 2–89550).

(4) Form of Group Fixed and Variable Deferred Annuity Contract is filed herewith.

(5) Form of Application is filed herewith.

(6)  Copies of Articles of Incorporation of Depositor are incorporated by reference to Pre-Effective Amendment No. 2 to the registration statement filed by Variable Annuity-1 Series Account on Form N-4 on October 30, 1996 (File No. 811-07549). Amended and Restated Bylaws of the Depositor are incorporated by reference to Registrant’s Post-Effective Amendment No. 38 to Form N-4 registration statement filed on April 24, 2006 (File No. 2-89550).

(7) Not applicable.

(8)(a)

Form of Participation Agreement between Registrant and Maxim Series Fund; Form of Fund Participation Agreement for Unaffiliated Insurance Products Funds; and, Form of Fund Participation Agreement for Retail Funds are incorporated by reference to Registrant’s Post-Effective Amendment No. 30 to Form N-4 registration statement filed on October 30, 2000 (File No. 2-89550).

(8)(b)

Fund Participation Agreement, dated June 6, 2000, with American Century Investment Management, Inc. and American Century Investment Services, Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 42 to Form N-4 registration statement filed on May 27, 2008 (File No. 2-89550).

(8)(c)

Fund Participation Agreement, dated March 12, 2004, with Davis New York Venture Fund, Davis Select Advisers, L.P. and Davis Distributors, LLC is incorporated by reference to Registrant's Post-Effective Amendment No. 42 to Form N-4 registration statement filed on May 27, 2008 (File No. 2-89550).

(8)(d)

Participation Agreement, dated September 13, 1999, with The Alger American Fund, Fred Alger Management Inc. and Fred Alger & Company, Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 42 to Form N-4 registration statement filed on May 27, 2008 (File No. 2-89550)..

(8)(e)

Participation Agreement, dated October 26, 2006, with Variable Insurance Products Funds and Fidelity Distributors Corporation is incorporated by reference to Post-Effective Amendment No. 14 to the Registration Statement filed by COLI VUL-2 Series Account on Form N-6 on April 30, 2007 (File No. 333-70963).

(8)(f)

Participation Agreement, dated June 1, 1998, with Janus Aspen Series and Janus Capital Management LLC (formerly, Janus Capital Corporation) is incorporated by reference to Registrant's Post-Effective Amendment No. 42 to Form N-4 registration statement filed on May 27, 2008 (File No. 2-89550).

(8)(g)

Participation Agreement, dated May 1, 2008, with MFS Variable Insurance Trust and MFS Fund Distributors is incorporated by reference to Registrant's Post-Effective Amendment No. 42 to Form N-4 registration statement filed on May 27, 2008 (File No. 2-89550).

(8)(h)

Participation Agreement, dated April 30, 2008, with Putnam Variable Trust and Putnam Retail Management Limited Partnership is incorporated by reference to Registrant's Post-Effective Amendment No. 42 to Form N-4 registration statement filed on May 27, 2008 (File No. 2-89550).

(8)(i)

Fund Participation Agreement, dated July 26, 2004, with RidgeWorth Funds (formerly, STI Classic Funds), RidgeWorth Capital Management, Inc. (formerly, Trusco Capital Management Inc.) and BISYS Fund Services Limited Partnership, Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 42 to Form N-4 registration statement filed on May 27, 2008 (File No. 2-89550).

(8)(j)

Fund Participation Agreement, dated October 1, 2003, with Van Kampen Investor Services, Inc., Van Kampen Asset Management and Van Kampen Funds Inc. is incorporated by reference to Registrant's Post-Effective Amendment No. 42 to Form N-4 registration statement filed on May 27, 2008 (File No. 2-89550).

(8)(k)

Form of Shareholder Information Agreement with Eligible Funds is incorporated by reference to Registrant's Post-Effective Amendment No. 42 to Form N-4 registration statement filed on April 30, 2007 (File No. 2-89550).

(9) Opinion of Counsel is filed herewith.

(10)(a) Written Consent of Jorden Burt LLP to be filed by amendment.

(10)(b) Written Consent of Deloitte & Touche LLP to be filed by amendment.

(11) Not applicable.

(12) Not applicable.

(13) Powers of Attorney for Messrs. Balog, Dackow, A. Desmarais, P. Desmarais, Jr., Kavanagh, Louvel, Mackness, McFeetors, Nickerson, Nield, Orr, Plessis-Bélair, Ryan and Walsh are filed herewith.

Item 25.     Directors and Officers of the Depositor

Name	Principal Business Address	Positions and Offices with Depositor

J. Balog	2205 North Southwinds Boulevard, Apt. 307 Vero Beach, Florida 32963	Director

J.L. Bernbach	32 East 57th Street, 10th Floor New York, NY 10022	Director

O. T. Dackow	(2)	Director

A. Desmarais	(4)	Director

P. Desmarais, Jr.	(4)	Director

M.T.G. Graye	(2)	Director, President and Chief Executive Officer

K. P. Kavanagh	(1)	Director

A. Louvel	930 Fifth Avenue, Apt. 17D New York, NY 10021	Director

W. Mackness	696 Whitehaven Crescent London, Ontario, Canada N6G 4V4	Director

R. L. McFeetors	(1)	Chairman of the Board

J. E. A. Nickerson	H.B. Nickerson & Sons Limited P.O. Box 130 255 Commercial Street North Sydney, Nova Scotia, Canada B2A 3M2	Director

D. A. Nield	330 University Avenue Toronto, Ontario, Canada M5G 1R8	Director

P.K. Ryan	(4)	Director

R.J. Orr	(4)	Director

M. Plessis-Bélair	(4)	Director

B. E. Walsh	QVan Capital, LLC 1 Dock Street, Fourth Floor Stamford, CT 06902	Director

S.M. Corbett	(2)	Executive Vice President and Chief Investment Officer

R.K. Shaw	(2)	Executive Vice President, Individual Markets

C.P. Nelson	(2)	President, Great-West Retirement Services

R.D. Saull	(1)	Executive Vice President and Chief Information Officer

J.L. McCallen	(2)	Senior Vice President and Chief Financial Officer

C.H. Cumming	(2)	Senior Vice President, Marketing/Healthcare/National Accounts 401(k)

G.R. Derback	(2)	Senior Vice President and Controller

M.R. Edwards	(2)	Senior Vice President, FASCore Operations

E.P. Friesen	(2)	Senior Vice President, Investments

R.J. Laeyendecker	(2)	Senior Vice President, Executive Benefits Markets

G.R. McDonald	(2)	Senior Vice President, Corporate Resources

S.A. Miller	(3)	Senior Vice President, Financial Services Systems

R.G. Schultz	(3)	Senior Vice President, General Counsel and Secretary

G.E. Seller	18111 Von Karman Avenue, #560 Irvine, CA 92612	Senior Vice President, Government Markets

C.S. Tocher	(2)	Senior Vice President, Investments

(1) 100 Osborne Street North, Winnipeg, Manitoba, Canada R3C 3A5.
(2) 8515 East Orchard Road, Greenwood Village, Colorado 80111.
(3) 8525 East Orchard Road, Greenwood Village, Colorado 80111.
(4) Power Financial Corporation, 751 Victoria Square, Montreal, Quebec, Canada H2Y 2J3.

      Item 26.     Persons controlled by or under common control with the Depositor or Registrant as of 12/31/08

Organizational Chart – December 31, 2008

I.     OWNERSHIP OF POWER CORPORATION OF CANADA

The following sets out the ownership, based on votes attached to the outstanding voting shares, of Power Corporation of Canada:

Paul G. Desmarais

        99.999% - Pansolo Holding Inc.
                   100% - 3876357 Canada Inc.
                   100% - 3439496 Canada Inc.
                 100% - Capucines Investments Corporation
                     32% - Nordex Inc. (68% also owned directly by Paul G. Desmarais)
                                94.9% - Gelco Enterprises Ltd. (5.1% also owned directly by Paul G. Desmarais)
           62.08% - Power Corporation of Canada

The total voting rights of Power Corporation of Canada (PCC) controlled directly and indirectly by Mr. Paul G. Desmarais is as follows. There are issued and outstanding as of September 30, 2008 407,469,265 Subordinate Voting Shares (SVS) of PCC carrying one vote per share and 48,854,772 Participating Preferred Shares (PPS) carrying 10 votes per share; hence the total voting rights are 895,996,485.

Pansolo Holding Inc. owns directly 23,216,033 SVS and 367,692 PPS, entitling Pansolo Holding Inc. directly to an aggregate percentage of voting rights of 26,892,953 or 3.00% of the total voting rights attached to the shares of PCC. Pansolo Holding Inc. wholly owns 3876357 Canada Inc., 3439496 Canada Inc. and Capucines Investments Corporation which respectively own 40,686,080 SVS, 3,236,279 SVS, 3,125,000 SVS of PCC, representing respectively  4.54% ,  0.36%, 0.35% of the aggregate voting rights of PCC.

Gelco Entreprises Ltd owns directly 48,235,700 PPS, representing 53.83% of the aggregate voting rights of PCC (PPS (10 votes) and SVS (1 vote)). Hence the total voting rights of PCC under the direct and indirect control of Mr. Paul G. Desmarais is approximately 62.08%; note that this is not the equity percentage.

Mr. Paul G. Desmarais also owns personally 1,361,750 SVS of PCC.

II.     OWNERSHIP BY POWER CORPORATION OF CANADA

Power Corporation of Canada has a 10% or greater voting interest in the following entities:

A.     Great-West Life & Annuity Insurance Company Group of Companies (U.S. insurance)

Power Corporation of Canada (Canada) - Holding and Management Company

  100.0% - 171263 Canada Inc. (Canada) - Holding Company
      66.4% - Power Financial Corporation (Canada) - Holding Company
        68.7% - Great-West Lifeco Inc. (Canada) - Holding Company
         100.0% - Great-West Financial (Canada) Inc. (Canada) - Holding Company
         100.0% - Great-West Financial (Nova Scotia) Co. (Canada) - Holding Company
           100.0% - Great-West Lifeco U.S. Inc. (Canada)
           100.0% - GWL&A Financial Inc. (Delaware) - Holding Company

                           60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. (Canada) - Holding Company
                           60.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II (Canada) - Holding Company

                           60.0% - Great-West Life & Annuity Insurance Capital, LLC (Canada) - Holding Company
                           60.0% - Great-West Life & Annuity Insurance Capital, LLC II (Canada) - Holding Company

                          100.0% - Great-West Life & Annuity Insurance Company (Colorado) - Insurance Company

                                            100.0% - First Great-West Life & Annuity Insurance Company (New York) - Insurance Company

                                            100.0% - Advised Assets Group, LLC (Colorado) - Insurance Company

                                            100.0% - GWFS Equities, Inc. (Delaware) - Securities Broker/Dealer

                                            100.0% - Canada Life Insurance Company of America (Michigan) - Insurance Company

                                                           100.0% - Great-West Life & Annuity Insurance Company of South Carolina (South Carolina) - Captive Insurance Company

                                           100.0% - National Plan Coordinators of Delaware, Inc. (Delaware) - Third Party Administrator
                                           100.0% - Emjay Corporation (Wisconsin) - Third Party Administrator
                                                           100.0% - EMJAY Retirement Plan Services, Inc. (Wisconsin) - Third Party Administrator
                                            100.0% - Great-West Healthcare of Arizona, Inc. (Arizona) - Health Care Services Organization

100.0% - Great-West Healthcare of Georgia, Inc. (Georgia) - Health Maintenance Organization

                                            100.0% - GW Investor Services, LLC (Colorado)
                                            100.0% - FASCore, LLC (Colorado) - Third Party Administrator
                                              50.0% - Westkin Properties Ltd. (California) - Real Estate Corporation
                                            84.25% - Maxim Series Fund, Inc. (Maryland) - Investment Company
                                           100.0% - GW Capital Management, LLC (Colorado) - Investment Adviser
                                           100.0% - Orchard Trust Company, LLC (Colorado) - Trust Company
                                           100.0% - Lottery Receivable Company One LLC (Delaware) - Lottery Annuity Administrator
                                           100.0% - LR Company II, L.L.C. (Delaware) - Lottery Annuity Administrator
                                           100.0% - Singer Collateral Trust IV (Delaware) - Lottery Annuity Administrator
                                           100.0% - Singer Collateral Trust V (Delaware) - Lottery Annuity Administrator

B.     Putnam Investments Group of Companies (Mutual Funds)

Power Corporation of Canada

    100.0% - 171263 Canada Inc.
       66.4% - Power Financial Corporation
         68.7% - Great-West Lifeco Inc.
           100.0% - Great-West Financial (Canada) Inc.
             100.0% - Great-West Financial (Nova Scotia) Co.
               100% - Great-West Lifeco U.S., Inc.
                  100% - Putnam Investments, LLC
                     100.0% - Putnam Acquisition Financing Inc.
                        100.0% - Putnam Acquisition Financing LLC
                           100.0% - Putnam Holdings LLC.
                              99.0% - Putnam General Partnershi (1% owned by Putnam U.S. Holdings I Inc.)

                                   100% - Endeavor Holding LLC
                                           100.0% -Putnam, LLC
                                                   99.0% - Putnam Retail Management Limited Partnership (1% owned by Putnam Retail Management GP, Inc.)
                                                 100.0% - Putnam Retail Management GP, Inc.
                                                 100.0% - Putnam Investment Management, LLC
                                                 100.0% - Putnam Advisory Company GP, Inc.
                                                   99.0% - Putnam Advisory Company, Limited Partnership (1% owned by Putnam Advisory Company GP, Inc.)
                                                                 100.0% - The Putnam Advisory Company, LLC
                        100.0% - Putnam U.S. Holdings I Inc.
                        100.0% - Putnam U.S. Holdings II Inc
                           99.0% - Putnam Investment II LP (1% owned by Putnam U.S. Holdings II Inc.)
                                         100.0% - Putnam U.S. Holdings I, LLC
                                             84.0% - PanAgora Asset Management, Inc.

                                                           41% - Union PanAgora Asset Management GmbH
                                             100.0% -Putnam GP Inc.
                                             100.0% - PII Holdings, Inc.
                                              99.0% - TH Lee Putnam Equity Managers LP (1% owned by Putnam GP Inc.)
                                             100.0% - Putnam Investor Services, Inc.
                                             100.0% - Putnam Investment Holdings, LLC
                                                 100.0% - Putnam Aviation Holdings, LLC
                                                 100.0% - Putnam Capital, LLC
                                                       80.0% - TH Lee Putnam Capital Management, LLC
                         100.0% - Putnam Fiduciary Trust Company

                     100.0% - Putnam International Holdings LLC

                                     100.0% - Putnam Investments Inc. (Canada)

                                     100.0% - Putnam Investments Limited (Ireland)

                                     100.0% - Putnam Investments Australia Pty Limited

                                     100.0% - Putnam Investments Securities Co., Ltd. (Japan)

                                     100.0% - Putnam International Distributors, Ltd. (Cayman)

                                            100.0% - Putnam Investments Argentina S.A.

                                     100.0% - Putnam Investments Limited (U.K.)

                                             100.0% - New Flag UK Holdings Limited

                                                 100.0% - New Flag Asset Management Limited (UK)

C.     The Great-West Life Assurance Company Group of Companies (Canadian insurance)

Power Corporation of Canada

  100.0% - 171263 Canada Inc.

    66.4% - Power Financial Corporation
       68.7% - Great-West Lifeco Inc.

          100.0% - 2142540 Ontario Inc.

                 100.0% - Great-West Lifeco Finance (Delware) LP

                     100.0% - Great-West Lifeco Finance (Delaware) LLC

          100.0% - 2023308 Ontario Inc.

                    100.0% - Great-West Life & Annuity Insurance Capital, LP
                                   40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co.
                                                 40.0% - Great-West Life & Annuity Insurance Capital, LLC
                  100.0% - Great-West Life & Annuity Insurance Capital, LP II
                                   40.0% - Great-West Life & Annuity Insurance Capital (Nova Scotia) Co. II
                                                40.0% - Great-West Life & Annuity Insurance Capital, LLC II

          100.0% - 217866 Ontario Inc.

                100.0% - Great-West Lifeco Finance (Delaware) LP II

                      100.0% - Great-West Lifeco Finance (Delaware) LLC II

          100.0% - 2023310 Ontario Inc.
          100.0% - 2023311 Ontario Inc.
          100.0% - 6109756 Canada Inc.

          100.0% - 6922023 Canada Inc.

          100.0% - The Great-West Life Assurance Company (NAIC #80659, MI)

                   71.4% - GWL THL Private Equity I Inc. (28.6% owned by The Canada Life Assurance Company)

                                    100.0% - GWL THL Private Equity II Inc.
                                    100.0% - Great-West Investors Holdco Inc.
                                    100.0% - Great-West Investors LLC

                                                    100.0% - Great-West Investors LP Inc.

                                                                    100.0% - Great-West Investors GP Inc.

                                                                                    100.0% - Great-West Investors LP

                                                                                                    100.0% - T.H. Lee Interests

                  100.0% - Gold Circle Insurance Company
                  100.0% - GWL Realty Advisors Inc.
                                   100.0% - GWL Realty Advisors U.S., Inc.
                                   100.0% - RA Real Estate Inc.

                                                   0.1% RMA Real Estate LP
                                   100.0% - Vertica Resident Services Inc.

                  100.0% - GWL Investment Management Ltd.

                  100.0% - 801611 Ontario Limited

                  100.0% - 118050 Canada Inc.

                  100.0% - 1213763 Ontario Inc.

                                  70.0% - Kings Cross Shopping Centre Ltd.

                  100.0% - 681348 Alberta Ltd.

                100.0% - The Owner: Condominium Plan No 8510578

                    50.0% - 3352200 Canada Inc.
                  100.0% - 1420731 Ontario Limited
                  100.0% - 1455250 Ontario Limited
                  100.0% - CGWLL Inc.
                    65.0% - The Walmer Road Limited Partnership
                    50.0% - Laurier House Apartments Limited

                  100.0% - 2024071 Ontario Limited
                  100.0% - High Park Bayview Inc.
                    75.0% - High Park Bayview Limited Partnership
                    50.0% - KAB Properties Inc.
                     5.6% - MAM Holdings Inc. (94.4% owned by The Canada Life Insurance Company of Canada)
                 100.0% - 647679 B.C. Ltd.
                 100.0% - Red Mile Acquisitions Inc.
                   70.0% - TGS North American Real Estate Investment Trust

                                  100.0% - TGS Trust

                   70.0% - RMA Investment Company (Formerly TGS Investment Company)

                                 100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)
                                 100.0% - RMA Property Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)
                                 100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)

                                                 100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. (50%)]

                                                                  100.0% - RMA American Realty Corp.

                                                                                1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)]

                                                                  99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)
                                                                  30.0% - SFS Management LLC

                                100.0% - 1218023 Alberta Ltd.

                                                50% - special shares in RMA (U.S.) Realty LLC (Delaware)

                                100.0% - 1214931 Alberta Ltd.

                                                 50% - special shares in RMA (U.S.) Realty LLC (Delaware)

                    70.0% - RMA Real Estate LP
                                  100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)
                                  100.0% - S-8025 Holdings Ltd.
                                  100.0% - RMA Properties (Valley Centre) Ltd. (Formerly TGS REIT Properties (Valley Centre) Ltd.
                                  100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.
                                  100.0% - RMA Properties (Tri-Cities) Ltd. (Formerly TGS REIT Properties (Tri-Cities) Ltd.
                   70.0% - KS Village (Millstream) Inc.

                   70.0% - Troup Beau Developments Limited

                   70.0% - 0726861 B.C. Ltd.

                 100.0% - London Insurance Group Inc.

                                 100.0% - Trivest Insurance Network Limited
                                 100.0% - The Motion Picture Bond Company Inc.
                                 100.0% - London Life Insurance Company (Fed ID # 52-1548741 – NAIC # 83550, MI)

                                              30.0% - Kings Cross Shopping Centre Ltd.

                                              30.0% - 0726861 B.C. Limited

                                              30.0% - TGS North American Real Estate Investment Trust

                                                               100.0% - TGS Trust

                                              30.0% - RMA Investment Company (Formerly TGS Investment Company)

                                                               100.0% - RMA Property Management Ltd. (Formerly TGS REIT Property Management Ltd.)
                                                               100.0% - RMAProperty Management 2004 Ltd. (Formerly TGS REIT Property Management 2004 Ltd.)
                                                               100.0% - RMA Realty Holdings Corporation Ltd. (Formerly TGS Realty Holdings Corporation Ltd.)

                                                                              100.0% - RMA (U.S.) Realty LLC (Delaware) [(special shares held by each of 1218023 Alberta Ltd. (50%) and 1214931 Alberta Ltd. 50%)]

                                                                                             100.0% - RMA American Realty Corp.

                                                                                                             1% - RMA American Realty Limited Partnership [(99% owned by RMA (U.S.) Realty LLC (Delaware)]

                                                                              99.0% - RMA American Realty Limited Partnership (1% owned by RMA American Realty Corp.)
                                                                             30.0% - SFS Management LLC

                                                              100.0% - 1218023 Alberta Ltd.

                                                                              50% - special shares in RMA (U.S.) Realty LLC (Delaware)

                                                              100.0% - 1214931 Alberta Ltd.

                                                                              50% - special shares in RMA (U.S.) Realty LLC (Delaware)
                                   30.0% - RMA Real Estate LP

                                 100.0% - RMA Properties Ltd. (Formerly TGS REIT Properties Ltd.)
                                 100.0% - S-8025 Holdings Ltd.
                                 100.0% - RMA Properties (Valley Centre) Ltd. (Formerly TGS REIT Properties (Valley Centre) Ltd.
                                 100.0% - RMA Properties (Riverside) Ltd. (Formerly TGS REIT Properties (Riverside) Ltd.

                                 100.0% - RMA Properties (Tri-Cities) Ltd. (Formerly TGS REIT Properties (Tri-Cities) Ltd.

                100.0% - London Capital Management Ltd.
                100.0% - 1319399 Ontario Inc.

                100.0% - 3853071 Canada Limited

                  50.0% - Laurier House Apartments Limited
                100.0% - 389288 B.C. Ltd.
                100.0% - Quadrus Investment Services Ltd.
                  35.0% - The Walmer Road Limited Partnership

                100.0% - 177545 Canada Limited
                100.0% - Lonlife Financial Services Limited
                  88.0% - Neighborhood Dental Services Ltd.

                100.0% - Toronto College Park Ltd.
                  25.0% - PVS Preferred Vision Services Inc.

                  25.0% - High Park Bayview Limited Partnership
                  50.0% - KAB Properties Inc.
                  30.0% - KS Village (Millstream) Inc.

                 100.0% - London Life Financial Corporation

                              89.4% - London Reinsurance Group, Inc. (10.6% owned by London Life Insurance Company)

                100.0% - London Life & General Reinsurance Co. Ltd. (1 share held by London Life & Casualty Reinsurance Corporation and 20,099,999 shares held by London Reinsurance Group Inc.)

                                        100.0% - London Life & Casualty Reinsurance Corporation

                                           100.0% - Trabaja Reinsurance Company Ltd.
                                           100.0% - London Life and Casualty (Barbados) Corporation

                             100.0% - LRG (US), Inc.

                                           100.0% - London Life International Reinsurance Corporation

                                           100.0% - London Life Reinsurance Company (Fed ID # 23-2044256 – NAIC # 76694, PA)

                                           100.0% - HRMP, Inc.

                                                        51.0% - Health Reinsurance Management Partnership (HRMP) (Massachusetts)

                                                        100.0% - HRMP II, Inc.

                                                                           49% Health Reinsurance Management Partnership (HRMP) (Massachusetts)

     100.0% - Canada Life Financial Corporation

                          100.0% - The Canada Life Assurance Company (Fed ID # 38-0397420, NAIC # 80659, MI)

                                            100.0% - Canada Life Brasil LTDA

                                            100.0% - Canada Life Capital Corporation, Inc.
                                                           100.0% - Canada Life International Holdings, Limited
                                                                            100.0% - Canada Life International Services Limited

                                                                            100.0% - Canada Life International, Limited

                                                                                             100.0% - CLI Institutional Limited

                                                                            100.0% - Canada Life Irish Holding Company, Limited
                                                                                           100.0% - Lifescape Limited
                                                                                           100.0% - Setanta Asset Management Limited
                                                                                           100.0% - Canada Life Group Services Limited
                                                                                           100.0% - Canada Life Europe Investment Limited
                                                                                                            78.67% - Canada Life Assurance Europe Limited
                                                                                                           100.0% - Canada Life Europe Management Services, Limited
                                                                                                                           21.33% - Canada Life Assurance Europe Limited
                                                                                          100.0% - Canada Life Assurance (Ireland), Limited
                                                                                                           100.0% - F.S.D. Investments, Limited
                                                                                          100.0% - Canada Life International Re, Limited
                                                                                                          100.0% - Canada Life Reinsurance International, Ltd.
                                                                                                          100.0% - Canada Life Reinsurance, Ltd.
                                                                                        100.0% - The Canada Life Group (U.K.), Limited

                                                                                                          100.0% - Canada Life Pension Managers & Trustees, Limited

                                                                                                          100.0% - Canada Life Asset Management Limited

                                                                                                          100.0% - Canada Life European Real Estate Limited

                                                                                                          100.0% - Canada Life Trustee Services (U.K.), Limited
                                                                                                          100.0% - CLFIS (U.K.), Limited
                                                                                                          100.0% - Canada Life, Limited
                                                                                                                           100.0% - Canada Life (U.K.), Limited
                                                                                                                                           100.0% - Albany Life Assurance Company, Limited
                                                                                                                                           100.0% - Canada Life Management (U.K.), Limited
                                                                                                                                           100.0% - Canada Life Services (U.K.), Limited
                                                                                                                                           100.0% - Canada Life Fund Managers (U.K.), Limited
                                                                                                                                           100.0% - Canada Life Group Services (U.K.), Limited
                                                                                                                                           100.0% - Canada Life Holdings (U.K.), Limited
                                                                                                                          100.0% - Canada Life Irish Operations, Limited
                                                                                                                                         100.0% - Canada Life Ireland Holdings, Limited

                             100.0% - 4073649 Canada, Inc. (1 common share owned by 587443 Ontario, Inc.)

                                                                                        100.0% - Canada Life Finance (U.K.), Limited
                                                                                        100.0% - CLH International Capital Management Hungary, Limited Liability Company
                                                         100.0% - The Canada Life Insurance Company of Canada
                                                                         100.0% - CLICC GP Inc.
                                                                           94.4% - MAM Holdings Inc. (5.6% owned by GWL)

                                                                                           100.0% - Mountain Asset Management LLC

                                                         100.0% - Quadrus Distribution Services Ltd.
                                                         100.0% - CL Capital Management (Canada), Inc.

                                                         100.0% - GRS Securities, Inc.
                                                           50.0% - Canadian Worksite Marketing Group, Inc.
                                                         100.0% - Classco Benefit Services, Ltd.
                                                                          50.0% - Canadian Worksite Marketing Group, Inc.
                                                         100.0% - 587443 Ontario, Inc.
                                                                         100.0% - Canada Life Securing Corporation, Inc.
                                                        100.0% - Canada Life Mortgage Services, Ltd.
                                                        100.0% - Adason Properties, Limited
                                                                       100.0% - Adason Realty, Ltd.
                                                       100.0% - Laketon Investment Management Ltd.
                                                       100.0% - Crown Life Insurance Company

D.     IGM Financial Inc. Group of Companies (Canadian mutual funds)

Power Corporation of Canada

     100.0% - 171263 Canada Inc.
          66.4% - Power Financial Corporation
             56.4% - IGM Financial Inc.
                      100.0% - Investors Group Inc.
                                      100.0% - Investors Group Financial Services Inc.

                                      100.0% - I.G. International Management Limited

                                                      100.0% - I.G. Investment Management (Hong Kong) Limited

                                     100.0% - Investors Group Trust Co. Ltd.
                                                     100.0% - 391102 B.C. Ltd.
                                     100.0% - I.G. Insurance Services Inc.
                                     100.0% - Investors Syndicate Limited
                                     100.0% - Investors Group Securities Inc.
                                     100.0% - I.G. Investment Management, Ltd.
                                                     100.0% - Investors Grou pCorporate Class Inc.
                                                     100.0% - Investors Syndicate Property Corp.
                                                      19.63% - I.G. (Rockies) Corp.
                                   100.0% - The Trust Company of London Life
                                   100.0% - I.G. Investment Corp.
                                   80.37% - I.G. (Rockies) Corp. (19.63% owned by I.G. Investment Management, Ltd.)
                  100.0% - Mackenzie Inc.
                                  100.0% - Mackenzie Financial Corporation
                                                 100.0% - Mackenzie 2004 GP Inc.
                                                 100.0% - MSP 2005 GP Inc.
                                                 100.0% - Mackenzie Financial Chartiable Foundation

                                                 100.0% - Strategic Charitable Giving Foundation
                                                 100.0% - M.R.S. Inc.
                                                                100.0% - M.R.S. Correspondent Corporation
                                                                100.0% - M.R.S. Securities Services Inc.
                                                 100.0% - Execuhold Investment Limited
                                                                 100.0% - Winfund Software Corp.
                                                                 100.0% - M.R.S. Trust Company
                                                                                 100.0% - Anacle I Corporation
                                                                100.0% - Mackenzie M.E.F. Management Inc.
                                                                                100.0% - Canterbury Common Inc.
                                               100.0% - Mackenzie Financial Services Inc.
                                               100.0% - Mackenzie (Rockies) Corp.

                                                              100.0% - Mackenzie Cundill Investment (Bermuda) Ltd.

                                               100.0% - Mackenzie Cundill Investment Management Ltd.

                                               100.0% - MSP Capital Corporation

                                               100.0% - Mackenzie Financial Capital Corporation
                                               100.0% - Quadrus Corporate Class Inc.
                 74.52% - Investment Planning Counsel Inc.
                               100.0% - IPC Financial Network Inc.
                                               100.0% - Investment Planning Counsel of Canada Limited
                                                               100.0% - IPC Investment Corporation
                                                                               100.0% - 579641 BC Ltd.
                                                              100.0% - 9132-2155 Quebec Inc.
                                                              100.0% - Counsel Group of Funds Inc.
                                                                              100.0% - Alpha I Financial Inc.

                                                              100.0% - IPC Save Inc.
                                                              100.0% - 576928 BC Ltd.
                                                              100.0% - 1275279 Ontario Inc.
                                                                              50.0% - IPC Estate Services Inc.
                                                              50.0% - IPC Estate Services Inc.
                                                             100.0% - IPC Securities Corporation

                                                             100.0% - Kameleon Services Inc.

E.     Pargesa Holding S.A. Group of Companies (European investments)

   Power Corporation of Canada

        100.0% - 171263 Canada Inc.

            66.4% - Power Financial Corporation
               100.0% - 3411893 Canada Inc.
              100.0% - Power Financial Europe B.V.
                 50.0% - Parjointco N.V.
                    62.9% - Pargesa Holding S.A.
                                    100.0% - Pargesa Netherlands B.V.

                                                     27.39% - Imerys

                                                     50.0% - Groupe Bruxelles Lambert
                                                                         5.37% - GDF Suez

                                                                           7.1% - Suez Environment Company

                                                                         21.1% - Lafarge (1)
                                                                          8.2% - Pernod Ricard (1)
                                                                          0.6% - Iberdrola
                                                                         100.0% - Belgian Securities BV
                                                                                         Capital – 30.4% Imerys
                                                                         61.6% - Brussels Securities
                                                                                          Capital – 98.8% Sagerpar

                                                                                           100.0% - GBL Participations

                                                                                           Capital - 1.2% Sagerpar
                                                                         100.0% - GBL Treasury Center

                                                                                         100% - GBL Energy Sàrl

                                                                                                   Capital - 4.0% - Total (1)

                                                                                                        100.0% - GBL Verwaltang Gmbh

                                                                                                        100.0% - Immobiliére Rue de Namur Sàrl
                                                                         100.0% - GBL Participations
                                                                                          Capital – 1.2% Sagerpar
                                                                         100.0% - GBL Finance SA
                                                                                          Capital – 100.0% GBL Overseas Finance NV

                                                                                              Capital – 38.4$ Brussels Securities
                                                                         100.0% - GBL Verwaltung Sàrl
                                                                                          Capital – 100.0% - GBL Investments Limited

                                100.0% - Pargesa Cia S.A. S.A.
                                                100.0% - Fivaz & Cie SA
                                100.0% - Pargesa Luxembourg S.A.
                                                100.0% - SFPG
                                                                100.0% - SIB Huston

(1) Based on Company’s published capital as of November 30, 2008

F.     Gesca Ltée Group of Companies (Canadian communications)

Power Corporation of Canada

     100.0% - Gesca Ltée

                       100.0% - Gesca Vente Média Ltée

                        20.0% - 3859282 Canada Inc.

                        100.0% - La Presse, Ltée

                        100.0% - 177954 Canada Inc.

                             100.0% - Les Éditions La Presse Ltée

                             100.0% - Les Éditions Septembre Inc.

                             100.0% - Les Éditions Gesca Ltée

                                      50.0% - Ricardo Média Inc.

                                      50.0% - Groupe Espace Inc.

                       100.0% - Les Productions La Presse Télé Ltée

                                       100.0% - La Presse Télé Ltée

                                       100.0% - La Presse Télé II Ltée

                                       100.0% - La Presse Télé III Ltée

                        100.0% - 3819787 Canada Inc.

                             100.0% - 3834310 Canada Inc.

                        100.0% - Gesca Numérique, Ltée

                             100.0% - 6657443 Canada Inc.

                                      100.0% - Division Canalytics

                             13.82% - Acquisio Inc.

                             32.8% - 9059-2114 Québec Inc.

                              5.7% - Nstein Technologies Inc.

                             100.0% - 3855082 Canada Inc.

                                             100.0% - Cyberpresse Inc.

                                                  0.1% - Gesca Digital GP

                             100.0% - 6645119 Canada Inc.

                               20.0% - Workopolis Canada

                              99.9% - Gesca Digital GP

                                             30.0% - Workopolis

                             25.0% - Réseau Olive

G.     Power Corporation (International) Limited Group of Companies (Asian investments)

Power Corporation of Canada

            100.0% - Power Corporation (International) Limited

              100.0% - Power Pacific Corporation Limited

                 25.0% - Barrick Power Gold Corporation of China Limited

                 100.0% - Power Pacific Mauritius Limited

                                 8.03% - Vimicro

                           100.0% - Power Pacific Equities Limited

                                          4.3% - CITIC Pacific Limited

H.     Other Companies

Power Corporation of Canada

13.5% - Virochem

  4.9% - Mitel

100.0% - 152245 Canada Inc.

                 100.0% - 3540529 Canada Inc.

            100.0% - Gelprim Inc.
            100.0% - 3121011 Canada Inc.

100.0% - Victoria Square Ventures Inc.

               100.0% - Power Tek, LLC

                 50.0% - Picchio Pharma Inc.

                               100.0% - Picchio Holdings Inc.

                               100.0% - P.P. Luxco Holdings Sàrl

                                               49.9% - Sunset Holdings S.A.

                                                             6.04% - Adaltis Inc.

                                100.0% - P.P. Luxco Holdings II Sàrl

                                                22.9% - Bellus Health Inc.

                               100.0% - Picchio Pharma (Asia) Ltd.

                                               0.8% - Adaltis Inc.

                               100.0% - Picchio Pharma Advisory Inc.

100.0% - Power Communications Inc.

100.0% - Brazeau River Resources Investment Inc..

   100.0% - PCC Industrial (1993) Corporation

   100.0% - Power Corporation International

   100.0% - 3249531 Canada Inc.

                  100.0% - Sagard Capital Partners

   100.0% - Power Corporation of Canada Inc.

                    100.0% - Communications BP SARL

                    100.0% - Square Victoria Real Estate Inc.

                    100.0% - 4400046 Canada Inc.

   100.0% - PL S.A.

   100.0% - 4190297 Canada Inc.

                   100.0% - Sagard Capital Partners Management Corp.

   100.0% - Sodesm International Limited

   100.0% - Sodesm Property Limited

     72.5% - Sagard S.A.S

               100.0% - Marquette Communications (1997) Corporation

Item 27.     Number of Contractowners

     As of the date this Registration Statement was filed, there were no owners of Contracts offered by means of the prospectus contained herein. The Depositor, through the Registrant, issues other contracts by means of other prospectuses. As of February 28, 2009, there were 2 owners of non-qualified group contracts and 1,303 owners of qualified group contracts offered by Registrant.

Item 28.     Indemnification

     Provisions exist under the Colorado General Corporation Code and the Bylaws of GWL&A whereby GWL&A may indemnify a director, officer, or controlling person of GWL&A against liabilities arising under the Securities Act of 1933. The following excerpts contain the substance of these provisions:

Colorado Business Corporation Act

Article 109 - INDEMNIFICATION

Section 7-109-101. Definitions.

As used in this Article:

(1)          "Corporation" includes any domestic or foreign entity that is a predecessor of the corporation by reason of a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(2)          "Director" means an individual who is or was a director of a corporation or an individual who, while a director of a corporation, is or was serving at the corporation's request as a director, an officer, an agent, an associate, an employee, a fiduciary, a manager, a member, a partner, a promoter, or a trustee of or to hold a similar position with, another domestic or foreign entity or employee benefit plan. A director is considered to be serving an employee benefit plan at the corporation's request if the director’s duties to the corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in or beneficiaries of the plan. “Director” includes, unless the context requires otherwise, the estate or personal representative of a director.

(3) "Expenses" includes counsel fees.

(4)          "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

(5) "Official capacity" means, when used with respect to a director, the office of director in the corporation and, when used with respect to a person other than a director as contemplated in Section 7-109-107, the office in a corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

(6) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(7) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Section 7-109-102. Authority to indemnify directors.

(1)          Except as provided in subsection (4) of this section, a corporation may indemnify a person made a party to the proceeding because the person is or was a director against liability incurred in the proceeding if:

(a) The person conducted himself or herself in good faith; and

(b) The person reasonably believed:

(I) In the case of conduct in an official capacity with the corporation, that his or her conduct was in the corporation's best interests; and

(II) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

(c) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

(2)          A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirements of subparagraph (II) of paragraph (b) of subsection (1) of this section. A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirements of subparagraph (a) of subsection (1) of this section.

(3)          The termination of any proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

(4) A corporation may not indemnify a director under this section:

(a) In connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

(b)          In connection with any proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

(5) Indemnification permitted under this section in connection with a proceeding by or in the right of a corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 7-109-103. Mandatory Indemnification of Directors.

Unless limited by the articles of incorporation, a corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

Section 7-109-104. Advance of Expenses to Directors.

(1) A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

(a) The director furnishes the corporation a written affirmation of the director’s good-faith belief that he or she has met the standard of conduct described in Section 7-109-102;

(b)          The director furnishes the corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

(c) A determination is made that the facts then know to those making the determination would not preclude indemnification under this article.

(2)          The undertaking required by paragraph (b) of subsection (1) of this section shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

(3) Determinations and authorizations of payments under this section shall be made in the manner specified in Section 7-109-106.

Section 7-109-105. Court-Ordered Indemnification of Directors.

(1)          Unless otherwise provided in the articles of incorporation, a director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner

(a)          If it determines the director is entitled to mandatory indemnification under section 7-109-103, the court shall order indemnification, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

(b)          If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in section 7-109-102 (1) or was adjudged liable in the circumstances described in Section 7-109-102 (4), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described Section 7-109-102 (4) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

Section 7-109-106. Determination and Authorization of Indemnification of Directors.

(1)          A corporation may not indemnify a director under Section 7-109-102 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth in Section 7-109-102. A corporation shall not advance expenses to a director under Section 7-109-104 unless authorized in the specific case after the written affirmation and undertaking required by Section 7-109-104(1)(a) and (1)(b) are received and the determination required by Section 7-109-104(1)(c) has been made.

(2) The determinations required by subsection (1) of this section shall be made:

(a)          By the board of directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum.

(b)          If a quorum cannot be obtained, by a majority vote of a committee of the board of directors designated by the board of directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

(3)          If a quorum cannot be obtained as contemplated in paragraph (a) of subsection (2) of this section, and the committee cannot be established under paragraph (b) of subsection (2) of this section, or even if a quorum is obtained or a committee designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by subsection (1) of this section shall be made:

(a)          By independent legal counsel selected by a vote of the board of directors or the committee in the manner specified in paragraph (a) or (b) of subsection (2) of this section or, if a quorum of the full board cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full board of directors; or

(b) By the shareholders.

(4)          Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

Section 7-109-107. Indemnification of Officers, Employees, Fiduciaries, and Agents.

(1) Unless otherwise provided in the articles of incorporation:

(a)          An officer is entitled to mandatory indemnification under section 7-109-103, and is entitled to apply for court-ordered indemnification under section 7-109-105, in each case to the same extent as a director;

(b) A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as a director; and

(c)          A corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

Section 7-109-108. Insurance.

A corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the corporation and who, while a director, officer, employee, fiduciary, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of any other domestic or entity or of an employee benefit plan against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent whether or not the corporation would have the power to indemnify the person against such liability under the Section 7-109-102, 7-109-103 or 7-109-107. Any such insurance may be procured from any insurance company designated by the board of directors, whether such insurance company is formed under the law of this state or any other jurisdiction of the United States or elsewhere, including any insurance company in which the corporation has an equity or any other interest through stock ownership or otherwise.

Section 7-109-109. Limitation of Indemnification of Directors.

(1)          A provision concerning a corporation's indemnification of, or advance of expenses to, directors that is contained in its articles of incorporation or bylaws, in a resolution of its shareholders or board of directors, or in a contract, except for an insurance policy or otherwise, is valid only to the extent the provision is not inconsistent with Sections 7-109-101 to 7-109-108. If the articles of incorporation limit indemnification or advance of expenses, indemnification or advance of expenses are valid only to the extent not inconsistent with the articles of incorporation.

(2)          Sections 7-109-101 to 7-109-108 do not limit a corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when he or she has not been made a named defendant or respondent in the proceeding.

Section 7-109-110. Notice to Shareholders of Indemnification of Director.

If a corporation indemnifies or advances expenses to a director under this article in connection with a proceeding by or in the right of the corporation, the corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next shareholders' meeting. If the next shareholder action is taken without a meeting at the instigation of the board of directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

Bylaws of GWL&A

Article IV. Indemnification

SECTION 1. In this Article, the following terms shall have the following meanings:
(a)

“expenses” means reasonable expenses incurred in a proceeding, including expenses of investigation and preparation, expenses in connection with an appearance as a witness, and fees and disbursement of counsel, accountants or other experts;

(b)	“liability” means an obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty or fine;
(c)	“party” includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding;
(d)	“proceeding” means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative, and whether formal or informal.

SECTION 2. Subject to applicable law, if any person who is or was a director, officer or employee of the corporation is made a party to a proceeding because the person is or was a director, officer or employee of the corporation, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if, with respect to the matter(s) giving rise to the proceeding:

(a)	the person conducted himself or herself in good faith; and
(b)	the person reasonably believed that his or her conduct was in the corporation’s best interests; and
(c)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and
(d)	if the person is or was an employee of the corporation, the person acted in the ordinary course of the person’s employment with the corporation.

SECTION 3. Subject to applicable law, if any person who is or was serving as a director, officer, trustee or employee of another company or entity at the request of the corporation is made a party to a proceeding because the person is or was serving as a director, officer, trustee or employee of the other company or entity, the corporation shall indemnify the person, or the estate or personal representative of the person, from and against all liability and expenses incurred by the person in the proceeding (and advance to the person expenses incurred in the proceeding) if:

(a)

the person is or was appointed to serve at the request of the corporation as a director, officer, trustee or employee of the other company or entity in accordance with Indemnification Procedures approved by the Board of Directors of the corporation; and

(b)	with respect to the matter(s) giving rise to the proceeding:
(i) the person conducted himself or herself in good faith; and
(ii)

the person reasonably believed that his or her conduct was at least not opposed to the corporation’s best interests (in the case of a trustee of one of the corporation’s staff benefits plans, this means that the person’s conduct was for a purpose the person reasonably believed to be in the interests of the plan participants); and

(iii)	in the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful; and
if the person is or was an employee of the other company or entity, the person acted in the ordinary course of the person’s employment with the other company or entity.

Item 29.     Principal Underwriter

          (a)     GWFS Equities, Inc. currently distributes securities of Maxim Series Fund, Inc., an open-end management investment company, Maxim Series Account, Variable Annuity-1 Series Account of Great-West Life and Annuity Company (“Great-West”), COLI VUL-2 Series Account of Great-West and COLI VUL-4 Series Account of Great-West, Variable Annuity-1 Series Account of First Great-West Life and Annuity Company (“First Great-West), COLI VUL-2 Series Account of First Great-West and COLI VUL-4 Series Account of First Great-West in addition to those of the Registrant.

          (b)     Directors and Officers of GWFS

Name	Principal Business Address	Position and Office with Underwriter
C.P. Nelson	(1)	Chairman, President and Chief Executive Officer
G.E. Seller	18111 Von Karman Ave., Suite 560 Irvine, CA 92715	Director and Senior Vice President
R.K. Shaw	(1)	Director
G.R. McDonald	(1)	Director
G.R. Derback	(1)	Treasurer
C.H. Cumming	(1)	Vice President
M.R. Edwards	8515 East Orchard Road Greenwood Village, CO 80111	Vice President
W.S. Harmon	(1)	Director and Vice President
K.A. Morris	500 North Central, Suite 220 Glendale, CA 91203	Vice President
J.C. Luttges	(1)	Vice President
R. Meyer	(1)	Vice President, Taxation
B.A. Byrne	(1)	Secretary and Chief Compliance Officer
T.L. Luiz	(1)	Compliance Officer
M.C. Maiers	(1)	Investments Compliance Officer

(1) 8515 E. Orchard Road, Greenwood Village, CO 80111

(c) Commissions and other compensation received from the Registrant by Principal Underwriter during Registrant's last fiscal year:

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption	Brokerage Commissions	Compensation

GWFS	-0-	-0-	-0-	-0-

Item 30.     Location of Accounts and Records

                All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through GWL&A, 8515 E. Orchard Road, Greenwood Village, Colorado 80111.

Item 31.     Management Services

          Not Applicable.

Item 32.     Undertakings

(a)

Registrant undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b)

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

(d)

Registrant represents that in connection with its offering of Contracts as funding vehicles for retirement plans meeting the requirement of Section 403(b) of the Internal Revenue Code of 1986, as amended, Registrant is relying on the no-action letter issued by the Office of Insurance Products and Legal Compliance, Division of Investment Management, to the American Council of Life Insurance dated November 28, 1988 (Ref. No. IP-6-88), and that the provisions of paragraphs (1) - (4) thereof have been complied with.

(e)

Registrant represents that in connection with its offering of Contracts as funding vehicles under the Texas Optional Retirement Program, Registrant is relying on the exceptions provided in Rule 6c-7 of the Investment Company Act of 1940 and that the provisions of paragraphs (a) -(d) thereof have been complied with.

(f)

GWL&A represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by GWL&A

SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Registration Statement and has duly caused this Registration Statement on Form N-4 to be signed on its behalf, in the City of Greenwood Village, and State of Colorado, on this 13th day of April, 2009.

FUTUREFUNDS SERIES ACCOUNT
(Registrant)

By:	/s/ M.T.G. Graye
M. T. G. Graye, President and Chief Executive Officer of Great-West Life & Annuity Insurance Company

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY
(Depositor)

By:	/s/ M.T.G. Graye
M. T. G. Graye, President and Chief Executive Officer

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities with Great-West Life & Annuity Insurance Company and on the duties indicated.

Signature and Title	Date

/s/ Raymond L. McFeetors	April 13, 2009
Director, Chairman of the Board
(Raymond L. McFeetors*)

/s/ Mitchell T.G. Graye	April 13, 2009
Director, President and Chief Executive Officer (Mitchell T.G. Graye)

/s/ James L. McCallen	April 13, 2009
Senior Vice President, Chief Financial Officer (James L. McCallen)

/s/ James Balog	April 13, 2009
Director, (James Balog*)

Director, (John L. Bernbach)

/s/ Orest T. Dackow	April 13, 2009
Director (Orest T. Dackow*)

/s/ André Desmarais	April 13, 2009
Director (André Desmarais*)

/s/ Paul Desmarais, Jr.	April 13, 2009
Director (Paul Desmarais, Jr*.)

/s/ Kevin P. Kavanagh	April 13, 2009
Director (Kevin P. Kavanagh*)

/s/ Alain Louvel	April 13, 2009
Director (Alain Louvel*)

/s/ William Mackness	April 13, 2009
Director (William Mackness*)

/s/ Jerry E.A. Nickerson	April 13, 2009
Director (Jerry E.A. Nickerson*)

/s/ David A. Nield	April 13, 2009
Director (David A. Nield*)

/s/ R. Jeffrey Orr	April 13, 2009
Director (R. Jeffrey Orr*)

/s/ Michel Plessis-Bélair	April 13, 2009
Director (Michel Plessis-Bélair*)

/s/ Philip K. Ryan	April 13, 2009
Director (Philip K. Ryan*)

/s/ Brian E. Walsh	April 13, 2009
Director (Brian E. Walsh*)

*By:	/s/ Richard G. Schultz	April 13, 2009
Richard G. Schultz
*Attorney-in-fact pursuant to Powers of Attorney.